Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

FORESTAR GROUP INC.

LONGHORN ACQUISITION INC.

and

CREDO PETROLEUM CORPORATION

dated as of

June 3, 2012

3.26	Brokers	33
3.27	Recommendation of Company Board; Opinion of Financial Advisor	33
3.28	Maintenance of Properties	34
3.29	Gas Imbalances, Payout Balances	34
3.30	Marketing of Production	35
3.31	Oil and Gas Operations	35
3.32	Additional Drilling Obligations	36
3.33	No Other Representations or Warranties	36
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUB		37
4.1	Organization	37
4.2	Authorization; Validity of Agreement	37
4.3	No Violations; Consents and Approvals	38
4.4	Proxy Statement	38
4.5	Interim Operations of Merger Sub	39
4.6	Availability of Funds	39
4.7	Brokers	39
4.8	No Other Representations or Warranties	39
ARTICLE V COVENANTS		39
5.1	Interim Operations of the Company	39
5.2	[RESERVED]	44
5.3	Solicitation; Acquisition Proposals	44
5.4	Access to Information and Properties	49
5.5	Further Action; Reasonable Best Efforts	51
5.6	Proxy Statement; Stockholders’ Meeting	53
5.7	Notification of Certain Matters	54
5.8	Directors’ and Officers’ Insurance and Indemnification	55
5.9	Publicity	56
5.10	Repayment of Indebtedness	56
5.11	Takeover Statute	56
5.12	Employee Benefits.	57
ARTICLE VI CONDITIONS		58
6.1	Conditions to Each Party’s Obligation to Effect the Merger	58
6.2	Conditions to the Obligation of the Company to Effect the Merger	58
6.3	Conditions to Obligations of Parent and Merger Sub to Effect the Merger	59
ARTICLE VII TERMINATION		60
7.1	Termination	60
7.2	Effect of Termination	62
ARTICLE VIII MISCELLANEOUS		62
8.1	Fees and Expenses	62
8.2	Amendment; Waiver	64
8.3	Survival	64
8.4	Notices	65
8.5	Interpretation; Definitions	66

8.6	Headings	72
8.7	Counterparts	73
8.8	Entire Agreement	73
8.9	Severability	73
8.10	Governing Law	73
8.11	Assignment	73
8.12	Parties in Interest	74
8.13	Jurisdiction; Specific Enforcement	74
8.14	WAIVER OF JURY TRIAL	75

TABLE OF DEFINED TERMS

Acceptable Confidentiality Agreement	45
Acquisition Agreement	46
Acquisition Proposal	48
Acquisition Transaction	48
Action	55
Adjustment Event	7
Administrative Agent	56
Adverse Recommendation Change	46
affiliates	66
Agreement	1
beneficial ownership	66
Business Day	66
Calliope System	21
Capital Stock	66
Certificate of Merger	2
Closing	2
Closing Date	2
COBRA	18
Code	25
Collective Bargaining Agreement	28
Company	1
Company Assets	27
Company Balance Sheet	12
Company Board	1
Company Common Stock	3
Company Confidentiality Agreement	66
Company Credit Agreement	67
Company Disclosure Letter	8
Company Environmental Claim	26
Company ERISA Affiliate	16
Company Material Adverse Effect	67
Company Material Contract	23
Company Notice of Change	47
Company Oil and Gas Contracts	67
Company Oil and Gas Properties	68
Company Option	4
Company Payout Balance	35
Company Permits	20
Company Plans	16
Company Preferred Stock	9
Company Recommendation	33
Company Required Vote	32
Company Reserve Reports	31
Company Rights	3
Company Rights Agreement	32
Company SEC Documents	12
Company Stock Incentive Plans	4
Confidentiality Agreements	68
Continuing Employees	57
Cutoff Date	45
date hereof	66
Derivative Transaction	31
DGCL	1
Dissenting Shares	4
Effective Time	2
Environmental Laws	26
Environmental Permits	25
ERISA	16
Exchange Act	12
Exchange Fund	5
Excluded Shares	4
Expenses	68
GAAP	13
Good and Marketable Title	69
Go-Shop Period	44
Governmental Entity	11
Hazardous Substance	27
Houlihan Lokey	33
Hydrocarbon Interests	69
Hydrocarbons	69
Intellectual Property	69
Intervening Event	47
In-the-Money Company Options	4
Investigation	50
IRS	17
knowledge	70
Laws	11
Liens	70
Litigation	70
made available	66
Merger	1
Merger Consideration	3
Merger Sub	1
Net Revenue Interest	70
Northland Capital	33
No-Shop Period Start Date	44
Notice of Superior Proposal	46
Parent	1

v

Parent Board	1
Parent Confidentiality Agreement	70
Parent Material Adverse Effect	70
Parent Plans	57
Paying Agent	5
Permits	20
Permitted Liens	70
Person	71
Prior Service	57
Proxy Statement	53
Qualified Go-Shop Bidder	71
Release	27
Report Preparer	31
Representatives	44
SEC	11
Secretary of State	2
Securities Act	12
Shares	3
SOX	12
SPD	17
Special Meeting	54
Subsidiary	72
Superior Proposal	48
Surviving Corporation	1
Takeover Laws	32
Tax Return	25
Taxes	25
Termination Date	60
Termination Fee	72
the date of this Agreement	66
Trade Secrets	70
Voting Agreement	1
WARN Act	30
Working Interest	72

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 3, 2012 (the “Agreement”), by and among CREDO Petroleum Corporation, a Delaware corporation (the “Company”), Forestar Group Inc., a Delaware corporation (“Parent”), and Longhorn Acquisition Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”).

WHEREAS, the Board of Directors of the Company (the “Company Board”) and the Board of Directors of Parent (the “Parent Board”) have each approved, and declared it advisable and in the best interests of their respective stockholders to consummate, the merger of the Company and Merger Sub upon the terms and subject to the conditions set forth herein; and

WHEREAS, in furtherance of the Merger, the Parent Board, the Company Board and the Board of Directors of Merger Sub have each approved this Agreement and the merger of the Company with and into Merger Sub in accordance with the terms of this Agreement and the DGCL; and

WHEREAS, the Company Board has resolved to recommend to the Company’s stockholders the approval and adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, in order to induce Parent to enter into this Agreement, each of the Company’s stockholders listed on Schedule A is contemporaneously entering into a Voting Agreement, of even date herewith (each, a “Voting Agreement”), with Parent, in the form of Exhibit A attached hereto.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1           The Merger.

(a)       At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

(b)       The Merger shall have the effects set forth in the DGCL and other applicable Laws.  Accordingly, without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall have all the properties, rights, privileges, powers, interests and franchises and shall be subject to all restrictions, disabilities, debts, duties and liabilities of the Company and Merger Sub.  The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either the Company or Merger Sub in order to carry out and effectuate the transactions contemplated by this Agreement.

1.2           Effective Time.

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Parent, Merger Sub and the Company will cause an appropriate Certificate of Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Secretary of State”) in such form and executed as provided in the DGCL.  The Merger shall become effective (the “Effective Time”) upon the later of (i) the date of filing of a properly executed Certificate of Merger with the Secretary of State in accordance with the DGCL, and (ii) such time, if any, as the parties shall agree and as shall be specified in the Certificate of Merger.  The filing of the Certificate of Merger shall be made as soon as practicable on the Closing Date.

1.3           Closing.

Unless this Agreement shall have been terminated and the transactions contemplated herein abandoned pursuant to Section 7.1, and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York time, on a date to be specified by the parties hereto, which shall be no later than the fifth Business Day after satisfaction or waiver (by the party entitled to waive the condition) of all of the conditions set forth in Article VI (except for those conditions that can by their nature be satisfied only at the time of the Closing, but subject to the satisfaction or waiver of such conditions) (the “Closing Date”), at the offices of Davis Graham & Stubbs LLP, 1550 17th Street, Suite 500, Denver, Colorado 80202, unless another date and/or place is agreed to in writing by the parties hereto.

1.4           Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a)       At the Effective Time, the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law, in each case consistent with the obligations set forth in Section 5.8.

(b)       At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law, in each case consistent with the obligations set forth in Section 5.8.

1.5           Directors.

Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

1.6           Officers.

The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II

CONVERSION OF SHARES

2.1           Effect of the Merger on Capital Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of any party or the holder of any of their securities:

(a)       Conversion of Merger Sub Common Stock.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b)       Capital Stock of the Company.  Subject to Section 2.1(d) and Section 2.6, each issued and outstanding share of common stock (together with the preferred share purchase rights (the “Company Rights”) granted pursuant to the Company Rights Agreement), par value $0.01 per share, of the Company (referred to herein as “Shares” or “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares and any Dissenting Shares) shall be converted into and shall thereafter represent the right to receive an amount in cash equal to $14.50, without interest (the “Merger Consideration”).

(c)       Cancellation of Shares.  Shares of Company Common Stock, when converted in accordance with Section 2.1(b), shall cease to be outstanding and shall automatically be canceled and cease to exist, and each holder of a certificate or book entry Share shall cease to have any rights with respect thereto, except the right to receive,  in respect of each share of Company Common Stock previously represented thereby, the Merger Consideration, without interest, to be paid in consideration therefor upon the surrender of such certificate or book entry Share in accordance with Section 2.4.

(d)       Treasury Stock.  All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub or by any wholly-owned Subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time shall automatically be canceled and cease to exist as of the Effective Time and no consideration shall be delivered or deliverable therefor (all such shares, the “Excluded Shares”).

2.2           Dissenter’s Rights.

Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any record holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 2.1, but instead at the Effective Time shall become the right to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL and, at the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and cease to exist.  Notwithstanding the foregoing, Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares under the DGCL shall thereupon be deemed to have been converted, at the Effective Time, into the right to receive the Merger Consideration without any interest thereon.  The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock and provide Parent with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.3           Treatment of Equity Awards.

(a)       Each stock option with respect to a share of Company Common Stock granted under the Company’s 1997 Stock Incentive Plan or 2007 Stock Incentive Plan (together the “Company Stock Incentive Plans”), whether or not vested that is outstanding and unexercised immediately prior to the Effective Time (a “Company Option”), shall be treated as follows as of the Effective Time:  the Company shall cause, as of the Effective Time, (i) any Company Option that has an exercise price per share that is equal to or greater than the Merger Consideration to be cancelled for no consideration and (ii) any Company Option that has an exercise price per share that is less than the Merger Consideration (the “In-the-Money Company Options”) to be cancelled and converted into the right to receive an amount in cash (less any applicable withholding

Taxes and without interest) equal to the product of (i) the excess of (A) the Merger Consideration over (B) the per share exercise price of Company Common Stock subject to such In-the-Money Company Option, multiplied by (ii) the number of shares of Company Common Stock subject to such In-the-Money Company Option immediately prior to the Effective Time (whether or not vested).  As of the Effective Time, all Company Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except, with respect to In-the-Money Company Options, the right to receive the payment described in the immediately preceding sentence.

(b)       The Company shall take all steps necessary prior to the Effective Time to cause the Company Options to be treated as set forth in this Section 2.3, including providing any necessary notices and obtaining any necessary consents or waivers.

2.4           Exchange of Company Common Stock.

(a)       Paying Agent.  Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Company’s transfer agent or a bank or trust company designated by Parent (the “Paying Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Paying Agent, sufficient cash to make pursuant to this Article II all deliveries of cash in respect of Company Common Stock as required by this Article II.  Any cash deposited with the Paying Agent shall hereinafter be referred to as the “Exchange Fund.”  The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of shares of Company Common Stock.  Any interest and other income resulting from such investments shall be paid to Parent.  Except as contemplated hereby, the Exchange Fund shall not be used for any other purpose.

(b)       Exchange Procedures.  As soon as practicable after the Effective Time, Parent shall instruct the Paying Agent to mail to each record holder, as of the Effective Time, of an outstanding certificate or book entry Share that immediately prior to the Effective Time represented shares of Company Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the shares of Company Common Stock shall pass, only upon proper delivery of the corresponding certificates to the Paying Agent or receipt by the Paying Agent of an “agent’s message” with respect to book entry Shares, and shall be in customary form as directed by Parent and reasonably acceptable to the Company) and (ii) instructions for use in effecting the surrender of the certificates or book entry Shares in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock represented thereby.  Promptly after the Effective Time, upon surrender of certificates or book entry Shares for cancellation to the Paying Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holders of such certificates or book entry Shares shall be entitled to receive in exchange therefor, as promptly as practicable, a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Section 2.1; provided, however, that any cash payment in excess of $500,000 payable to a single stockholder shall, at the election of such stockholder, be paid by wire transfer pursuant to wire transfer instructions provided by such stockholder (fees for any such wire transfer to be borne by such stockholder).  No interest shall be paid or accrued on any Merger Consideration.  In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee if the certificate representing such shares of Company Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer, and the Person requesting such exchange shall pay to the Paying Agent in advance any transfer or other taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the certificate surrendered, or shall establish to the satisfaction of the Paying Agent that such taxes have been paid or are not payable.

(c)       No Further Rights in Company Common Shares.  The Merger Consideration paid upon conversion of a share of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such share of Company Common Stock.

(d)       Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock after 365 days following the Effective Time shall be delivered to Parent upon demand and, from and after such delivery to Parent, any former holders of Company Common Stock (other than Dissenting Shares) who have not theretofore complied with this Article II shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock.  Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any Liens, claims or interest of any Person previously entitled thereto.

(e)       No Liability.  Neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any cash from the Exchange Fund delivered to a public official or Governmental Entity pursuant to any abandoned property, escheat or similar law.

(f)        Lost Certificates.  If any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed in form and substance acceptable to Parent and, if required by Parent or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such certificate, the Paying Agent shall pay in exchange for such lost, stolen or destroyed certificate the consideration payable pursuant to Section

2.1 hereof in respect of the shares of Company Common Stock represented by such certificate.

(g)       Withholding.  Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct, withhold and pay over to the applicable Taxing authority from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Options such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold under the Code or any provision of state, local or foreign Tax law, with respect to the making of such payment.  To the extent that amounts are so withheld by Parent and paid over to the applicable Taxing authority for the account of a holder of Company Common Stock or Company Options, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company Options in respect of whom such deduction, withholding and payment was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be.

2.5           Stock Transfer Books.

At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company.  From and after the Effective Time, any certificates or book entry Shares presented to the Paying Agent, Parent or the Surviving Corporation for any reason shall represent the right to receive the Merger Consideration payable in respect of the shares of Company Common Stock represented thereby.

2.6           Certain Adjustments.

If, after the date of this Agreement and at or prior to the Effective Time, the outstanding shares of Company Common Stock are changed into a different number of shares or type of securities by reason of any reclassification, recapitalization, split-up, stock split, subdivision, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon or rights issued in respect thereof with a record date within such period, or any similar event occurs (any such action, an “Adjustment Event”), the Merger Consideration will be adjusted accordingly to provide to the holders of Company Common Stock and Company Options the same economic effect as contemplated hereby prior to such Adjustment Event.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) other than with respect to Sections 3.1, 3.2 and 3.3, the Company SEC Documents filed on or after October 31, 2011 and prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein that are predictive, cautionary or forward-looking in nature), to the extent a matter is disclosed in such Company SEC Documents in such a way as to make its relevance to the applicable representation or warranty reasonably apparent, and (ii) the disclosure letter delivered to Parent and Merger Sub by the Company at or prior to the execution hereof (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1           Organization.

(a)       The Company and each of its Subsidiaries is a corporation or other entity duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted.

(b)       The Company and each of its Subsidiaries is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which such qualification or licensing is required, except such jurisdictions where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect.

(c)       The Company has previously delivered to Parent a complete and correct copy of each of its certificate of incorporation and bylaws in each case as amended (if so amended) to the date of this Agreement, and has delivered the certificate of incorporation, bylaws or other organizational documents of each of its Subsidiaries, in each case as amended (if so amended) to the date of this Agreement.  Neither the Company nor any of its Subsidiaries is in violation of its certificate of incorporation, bylaws or similar governing documents.

(d)       Section 3.1(d) of the Company Disclosure Letter sets forth a true and correct list of all of the Subsidiaries of the Company and their respective jurisdictions of incorporation or organization, the entity that owns each Subsidiary’s equity and the percentage ownership reflected thereby.  Other than as set forth in Section 3.1(d) of the Company Disclosure Letter, the respective certificates or articles of incorporation and bylaws or other organizational documents of the Subsidiaries of the Company do not contain any provision limiting or otherwise restricting the ability of the Company to control, or vote the securities of, its Subsidiaries in any material respect.

3.2           Capitalization.

(a)       The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock,

par value $0.10 per share (the “Company Preferred Stock”).  As of the date of this Agreement, (i) 10,041,164 shares of Company Common Stock are issued and outstanding, (ii) 619,091 shares of Company Common Stock are issued and held in the treasury of the Company, (iii) there are no shares of Company Preferred Stock issued and outstanding or held in treasury, and (iv) 129,053 shares of Company Common Stock are reserved for issuance upon exercise of previously issued Company Options under the Company Stock Incentive Plans.  No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote are issued or outstanding.

(b)       All issued and outstanding shares of the Company’s capital stock are, and all shares that may be issued or granted pursuant to the exercise of Company Options will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant.  No Company Option has an exercise price that has been or may be less than the fair market value of the Company Common Stock as of the date such Company Option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option, in each case, determined in accordance with the regulations and guidance under Section 409A of the Code.  The Company has made available to Parent accurate and complete copies of the Company Stock Incentive Plans and all forms of award agreements evidencing awards granted pursuant to the Company Stock Incentive Plans as of the date hereof.  No material changes have been made to any such forms in connection with any award.  No outstanding stock options, restricted stock, restricted stock units, stock appreciation rights, phantom stock, profit participation, performance shares or other equity-based awards associated with shares of Company Common Stock have been issued or are outstanding other than pursuant to the Company Stock Incentive Plans.

(c)       Other than the Company Options, there are no outstanding or authorized (i) options, warrants, preemptive rights, subscriptions, calls, or other rights, convertible securities, agreements, claims or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in, the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (ii) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries or any such securities or agreements listed in clause (i) of this sentence or (iii) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries.  Section 3.2(c) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the holder of such Company Option, (ii) the number of shares of Company Common Stock subject to such Company Option, (iii) the exercise price of such Company Option, (iv) the date on which such Company Option was granted, (v) the Company Stock Incentive Plan under which such Company Option was granted and whether such Company Option is an “incentive stock option” (as defined in Section 422 of the Code) or a non-qualified stock option, (vi) the applicable vesting schedule, if any, and the extent to which such Company Option is vested and, if applicable, exercisable as of the date hereof and (vii) the date on which such Company Option expires.

(d)       All of the issued and outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of the Company’s Subsidiaries are owned, directly or indirectly, by the Company free and clear of any Liens, other than statutory Liens for Taxes not yet due and payable and such other restrictions as may exist under applicable Law, and all such shares or other ownership interests have been duly authorized, validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  Neither the Company nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person (other than interests of the Company or any Subsidiary in another Subsidiary of the Company), or is obligated to make any capital contribution to or other investment in any other Person (other than interests of the Company or any Subsidiary in another Subsidiary of the Company), other than shares of capital stock or other securities owned pursuant to investments and cash management in the ordinary course of business.

(e)       No indebtedness of the Company or any of its Subsidiaries contains any restriction upon (i) the prepayment of any indebtedness of the Company or any of its Subsidiaries, (ii) the incurrence of indebtedness by the Company or any of its Subsidiaries or (iii) the ability of the Company or any of its Subsidiaries to grant any Lien on the properties or assets of the Company or any of its Subsidiaries.

3.3           Authorization; Validity of Agreement.

The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject, with respect to the consummation of the Merger, to receipt of the Company Required Vote.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Company Board.  The Company Board has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for approval and adoption at a meeting of such stockholders and, except for the Company Required Vote, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforcement may be subject to or limited by (i) bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at Law or in equity).

3.4           No Violations; Consents and Approvals.

(a)       Neither the execution, delivery and performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transactions contemplated hereby will (i) violate any provision of the certificate of incorporation or the bylaws of the Company or the certificate of incorporation, bylaws or similar governing documents of any of the Company’s Subsidiaries, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee or other evidence of indebtedness, lease, license, contract, agreement, plan or other legally binding instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or affected or (iii) assuming that the consents and approvals referred to in Section 3.4(b) are duly obtained, conflict with or violate any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation (collectively, “Laws”) applicable to the Company, any of its Subsidiaries or any of their respective properties or assets; except in the case of clause (ii) and clause (iii), for such conflicts, violations, breaches, defaults or Liens which individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect.

(b)       No filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any federal, state, local or foreign court, arbitral, legislative, executive or regulatory authority or agency (a “Governmental Entity”) or any other Person is required in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger, or any other transactions contemplated hereby, except for (i) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement in definitive form relating to the meeting of the Company’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby, (ii) the adoption of this Agreement and the approval of the Merger by the Company Required Vote, (iii) the filing of the Certificate of Merger with the Secretary of State, (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the Nasdaq Stock Market, and (v) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings the failure of which to be obtained or made, individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect.

3.5           SEC Reports and Financial Statements.

(a)       Since January 1, 2009, the Company has timely filed or furnished with the SEC all forms, reports, schedules, statements and other documents required to be filed or furnished under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including (i) its Annual Reports on Form 10-K for the years ended October 31, 2009, October 31, 2010 and October 31, 2011, respectively, (ii) its Quarterly Report on Form 10-Q for the period ended January 31, 2012, (iii) all proxy statements relating to meetings of stockholders of the Company since January 1, 2009 (in the form mailed to stockholders) and (iv) all other forms, reports and registration statements required to be filed or furnished by the Company with the SEC since January 1, 2009.  The documents described in clauses (i)-(iv) above (whether filed or furnished before, on or after the date of this Agreement), as amended prior to the date of this Agreement, are referred to in this Agreement collectively as the “Company SEC Documents.”  As of their respective dates (or amendment dates, if amended prior to the date of this Agreement), the Company SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), the Sarbanes-Oxley Act of 2002, and the rules and regulation promulgated thereunder (“SOX”), and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as the case may be.  No Subsidiary of the Company files or is required to file periodic reports with the SEC, either pursuant to the requirements of the Exchange Act or by contract.

(b)       The October 31, 2011 consolidated balance sheets of the Company and its Subsidiaries (the “Company Balance Sheet”) and the related consolidated statements of operations, consolidated statements of stockholders’ equity and consolidated statements of cash flows (including, in each case, the related notes, where applicable), as reported in the Company’s Annual Report on Form 10-K/A for the fiscal year ended October 31, 2011 filed with the SEC under the Exchange Act, and the unaudited consolidated balance sheets of the Company and its Subsidiaries (including the related notes, where applicable) as of January 31, 2012 and the related (i) unaudited consolidated statements of operations for the three-month periods ended January 31, 2012 and January 31, 2011 and (ii) unaudited consolidated statements of cash flows for the three-month periods ended January 31, 2012 and January 31, 2011 (in each case including the related notes, where applicable), as reported in the Company’s Quarterly Report on Form 10-Q/A for the period ended January 31, 2012 filed with the SEC under the Exchange Act, fairly present, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), in all material respects in accordance with GAAP, the consolidated financial position and the results of the consolidated operations, cash flows and changes in stockholder’s equity of the Company and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will be, prepared in accordance with generally accepted accounting principles applied in the United States (“GAAP”) consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q.  The financial books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements (with monthly cash basis books converted to GAAP on a quarterly basis for SEC reporting purposes) and reflect actual transactions together with accruals and estimates as required for GAAP reporting purposes.  Ernst & Young LLP is an independent public accounting firm with respect to the Company and has not resigned or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c)       To the knowledge of the Company, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to the Company SEC Documents. No executive officer of the Company has failed in any respect to make the certification required of him or her under Sections 302 or 906 of the SOX and no enforcement action has been initiated against the Company relating to disclosures contained in any Company SEC Documents.

(d)       (i) Neither the Company nor any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that either of the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed thereby, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any of its Subsidiaries or any of their officers, directors, employees or agents, to the Company Board or any committee thereof or to any director or officer of the Company.

3.6           Internal Control Over Financial Reporting; Disclosure Controls.

The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act). The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and to the knowledge of the Company such disclosure controls and procedures are currently effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.  The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.  The principal executive officer and the principal financial officer of the Company have made all certifications required by SOX, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications are complete and correct.  The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended October 31, 2011, and such assessment concluded that such controls were effective.  To the knowledge of the Company, there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of SOX, without qualification, when next due.

3.7           Absence of Certain Changes.

(a)       Since October 31, 2011, (i) the Company and its Subsidiaries have conducted their respective business and operations only in the ordinary course consistent with past practice, (ii) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or would be reasonably likely to have or result in, a Company Material Adverse Effect, and (iii) neither the Company nor any of its Subsidiaries has taken any action that if taken after the date of this Agreement would constitute a violation of Section 5.1 (other than clause (a) thereof).

(b)       Since October 31, 2011, neither the Company nor any of its Subsidiaries has (i) (A) except in the ordinary course of business, increased or agreed to increase the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, employee or director from the amount thereof in effect as of October 31, 2011 (which amounts have been previously disclosed to Parent), (B) granted any severance or termination pay, (C) entered into any contract to make or grant any severance or termination pay, or (D) entered into or made any loans to any of its officers, directors, employees, affiliates, agents or consultants or made any change in its borrowing or lending arrangements for or on behalf of any of such Persons, whether pursuant to an employee benefit plan or otherwise, or granted, issued, accelerated, paid, accrued or agreed to pay or make any accrual or arrangement for payment of salary or other payments or benefits pursuant to, adopted or amended, or accelerated (or agreed to adopt, amend or accelerate) the payment or vesting of benefits under, any new or existing Company Plan (except, in the case of non-officer employees, for increases in the ordinary course of business consistent with past practices), (ii) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company’s capital stock, (iii) effected or authorized any split, combination or reclassification of any of the Company’s capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of the Company’s capital stock, except for issuances of Company Common Stock upon the exercise of Company Options awarded prior to the date of this Agreement in accordance with their present terms, (iv) changed in any material respect, or has knowledge of any reason that would have required or would require changing in any material respect, any accounting methods (or underlying assumptions), principles or practices of the Company or its Subsidiaries, including any reserving, renewal or residual method, practice or policy, (v) made any material Tax election or settled or compromised any material income Tax liability, (vi) made any material change in the policies and procedures of the Company or its Subsidiaries in connection with trading activities, (vii) suffered any strike, work stoppage, slow-down, or other labor disturbance, (viii) become a party to or bound by a Collective Bargaining Agreement, (ix) had any union organizing activities, (x) sold, leased, exchanged, transferred or otherwise disposed of any material Company Assets or any Oil and Gas Properties, other than in the ordinary course consistent with past practices, (xi) other than in the ordinary course of business, acquired, including by merger or consolidation, any material Oil and Gas Properties, assets or business, other than in the ordinary course of business, (xii) revalued, or has knowledge of any reason that would have required or would require revaluing, any of the Company Assets in any material respect, including writing down the value of any Company Assets or writing off notes or accounts receivable, in each case in any material respect and other than in the ordinary course of business consistent with past practices, (xiii) suffered any material casualty loss affecting any portion of any of the Company Oil and Gas Properties, any Company Assets or operations of the Company and its Subsidiaries, (xiv) other than in the ordinary course of business, made, or been required to make, a working interest election for the exploration for Hydrocarbons relating to the Company’s Oil and Gas Properties, (xv) other than in the ordinary course of business, declined consent for proposed exploration for Hydrocarbons relating to the Company’s Oil and Gas Properties, or (xvi) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

3.8           Absence of Undisclosed Liabilities.

Neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations (absolute, accrued, contingent or otherwise), except for liabilities incurred in the ordinary course of business consistent with past practice or liabilities that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is in default in respect of the terms and conditions of any indebtedness or other agreement which individually or in the aggregate has had, or would be reasonably likely to have or result in, a Company Material Adverse Effect.

3.9           Proxy Statement.

None of the information supplied or to be supplied by the Company or its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) at the date mailed to the stockholders of the Company and at the time of the Special Meeting and at the Effective Time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply in all material respects with the provisions of the Exchange Act, except that no representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied to the Company by Parent or its Subsidiaries for inclusion in the Proxy Statement.

3.10         Company Employee Benefit Plans; ERISA.

(a)       Section 3.10(a) of the Company Disclosure Letter contains a true and complete list of each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and each bonus, commission, deferred compensation, incentive compensation, overriding royalty interest, stock purchase, stock option, stock appreciation right or other equity-based incentive, severance, termination, change in control, retention, employment, hospitalization or other medical, life or insurance, disability, other welfare, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee compensation or benefit plan, program, agreement or arrangement, whether or not in writing, (i) that the Company or any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” under Section 4001 of ERISA (a “Company ERISA Affiliate”), sponsors or maintains with respect to current or former employees, directors or any other service provider of the Company or any of its Subsidiaries, or (ii) to which the Company or any of its Subsidiaries contributes or has an obligation to contribute with respect to current or former employees, directors or any other service provider of the Company or any of its Subsidiaries, or (iii) with respect to which the Company or any Company ERISA Affiliate could reasonably be expected to have any liability, whether matured, unmatured, absolute, contingent, direct or indirect (including any such plan or other arrangement previously maintained by the Company or a Company ERISA Affiliate) (the “Company Plans”).

(b)       With respect to each Company Plan, the Company has heretofore delivered to Parent true and complete copies of each of the following documents (including all amendments to such documents), in each case to the extent applicable:

(i)           a copy of the Company Plan or a written description of any Company Plan not in writing;

(ii)          a copy of the annual report or Internal Revenue Service Form 5500 Series for the last two Company Plan years ending prior to the date of this Agreement;

(iii)         a copy of any actuarial report with respect to each Company Plan for the last three Company Plan years ending prior to the date of this Agreement;

(iv)         a copy of the most recent Summary Plan Description (“SPD”), together with all Summaries of Material Modification issued with respect to such SPD;

(v)          if the Company Plan or any obligations thereunder are funded through a trust or any other funding vehicle, the trust or other funding agreement and the most recent financial statements thereof;

(vi)         all contracts relating to the Company Plans with respect to which the Company, any of its Subsidiaries or any Company ERISA Affiliate may have any liability, including insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements;

(vii)        the most recent favorable determination, advisory or opinion letter issued by the Internal Revenue Service (“IRS”) with respect to each Company Plan intended to qualify under Section 401(a) of the Code, if any; and

(viii)       any communications that the Company or any of its Company ERISA Affiliates or Subsidiaries has received from or sent to the Pension Benefit Guaranty Corporation, the Department of Labor, the IRS or any comparable state or local agency concerning any termination of, withdrawal from or appointment of a trustee to administer any plan or the failure or alleged failure to comply with any provision of ERISA, the Code or any state or local Law with respect to any Company Plan, including any existing written description of any such oral communication.

(c)       At no time has the Company, any of its Subsidiaries or Company ERISA Affiliates ever maintained, established, sponsored, participated in or contributed to any Company Plan that is subject to Title IV of ERISA.

(d)       No Company Plan is (i) a “multiemployer plan,” as defined in Section 3(37) of ERISA, (ii) a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA, (iii) a multiple employer plan within the meaning of Section 4063 of ERISA, (iv)  subject to the minimum funding standards under Section 302 of ERISA or Section 412 of the Code, (v) a plan for the benefit of one or more employees who perform services outside the United States, or (vi) a plan that provides retiree health, death or life benefits, except as may be required by Section 4980B of the Code, ERISA Section 601 et seq. and similar provisions of state or local law (“COBRA”), and neither the Company nor any Company ERISA Affiliate has ever contributed to, or ever been obligated to contribute to, any such plan.

(e)       None of the Company, any of its Subsidiaries, any Company ERISA Affiliate, any of the Company Plans, any trust created thereunder, nor, to the knowledge of the Company, any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which the Company, any of its Subsidiaries or any Company ERISA Affiliate could be subject to any material liability for either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975(a) or (b) or 4976 of the Code.

(f)        With respect to each Company Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or similar state or local law, (i) the administrator of such plan has complied in all material respects with the applicable provisions of COBRA; and (ii) no event has occurred and, to the Company’s knowledge, no circumstance exists under which the Company may incur direct or indirect liability under the provisions of COBRA which could become a liability of Merger Sub or which have resulted or could result in the imposition of a Lien upon any of the Company’s assets.

(g)       All contributions and premiums required to be paid under the terms of each of the Company Plans, have, in all material respects to the extent due been paid in full.

(h)       Each of the Company Plans has been operated and administered, in all material respects, in accordance with the terms of such Company Plan and applicable Law, including ERISA and the Code.

(i)        Each of the Company Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code is either (i) the recipient of a favorable determination letter from the IRS or (ii) the adopter of a volume submitter or master and prototype plan entitled to rely on the advisory or opinion letter issued by the IRS as to the qualified status of such plan under Section 401 of the Code to the extent provided in Revenue Procedure 2005-16.  No amendment has been made nor has any event occurred with respect to any such Company Plan that would reasonably be expected to cause the loss or denial of such qualification under Section 401(a) of the Code and each trust created under any such Benefit Plan is exempt from taxation under Section 501(a) of the Code, and nothing has occurred that has or could reasonably be expected to adversely affect such exemption.

(j)        No amounts payable under any of the Company Plans or any other contract, agreement or arrangement with respect to which the Company, any of its Subsidiaries or any Company ERISA Affiliate may have any liability is reasonably expected to fail to be deductible for federal income tax purposes by virtue of Section 162(m) of the Code.  Neither the Company nor any of its Subsidiaries is a party to any plan, agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(k)       With respect to any ERISA Plan, except as provided in this Agreement, the consummation of the Merger and any other transactions contemplated hereby will not, either alone or in combination with any other event, (i) entitle any current or former employee, officer or director of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment, (ii) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer or director, or (iii) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate, or require the funding of, any of the Company Plans.

(l)        No Company Plan is currently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor or any other Governmental Entity, and no matters are pending with respect to a Company Plan under the IRS Voluntary Correction Program, Audit Closing Agreement Program or similar programs.

(m)      There are no pending or, to the knowledge of the Company, threatened or anticipated claims by or on behalf of any Company Plan, by any employee or beneficiary under any such Company Plan or otherwise involving any such Company Plan (other than routine claims for benefits).

(n)       If a Company Plan is a “nonqualified deferred compensation plan” as defined in Section 409A(d)(1) of the Code, (i) such Company Plan complies in form with Section 409A of the Code and the Treasury Regulations promulgated pursuant to Section 409A of the Code, and (ii) no service provider (as defined in such Treasury Regulations) is subject to additional Taxes under Section 409A of the Code as a result of participation in any such Company Plan.

(o)       Each individual who renders or has rendered services to the Company or any of its Subsidiaries and is or was classified by the Company or any of its Subsidiaries as having the status of an independent contractor, consultant or other status other than employee for any purpose (including for the purposes of taxation and tax reporting and under Company Plans) is or has been properly characterized as such to an extent that would not reasonably be expected to result in (i) the disqualification of any Company Plan or (ii) the imposition of penalties or excise taxes with respect to any Company Plan.

3.11         Litigation; Compliance with Law.

(a)       (i) There is no Litigation pending or, to the knowledge of the Company, threatened against, relating to or naming as a party thereto the Company or any of its Subsidiaries, any of their respective properties or assets or any of the Company’s or any of its Subsidiaries’ officers or directors (in their capacities as such) or seeking to restrain, enjoin, alter or delay the consummation of the Merger or any of the other transactions contemplated hereby, (ii) to the knowledge of the Company, there are no facts reasonably likely to give rise to any such Litigation, and (iii) there is no agreement, order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon the Company, any of its Subsidiaries or any of the Company’s or any of its Subsidiaries’ officers or directors (in their capacities as such) that, in the case of clause (i) or (ii), individually or in the aggregate has had, or would be reasonably likely to have or result in, a Company Material Adverse Effect.  As of the date hereof, there is no Litigation that the Company or any of its Subsidiaries has pending against other parties, where such Litigation is intended to enforce or preserve material rights of the Company or any of its Subsidiaries.

(b)       Each of the Company and its Subsidiaries has complied, and is in compliance, in all material respects with all Laws and Permits which affect the respective businesses of the Company or any of its Subsidiaries and/or the Company Assets, and to the knowledge of the Company the Company and its Subsidiaries have not been and are not in violation of any such Law or Permit, except where such violation, individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect; nor has any written notice, charge, claim or action been received by the Company or any of its Subsidiaries or been filed, commenced or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging the noncompliance in any material respect with, or any violation of, the foregoing.

(c)       The Company and its Subsidiaries hold and have held all licenses, permits, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other Persons (“Permits”) necessary for the ownership, leasing, operation, occupancy and use of the Company Assets and the conduct of their respective businesses as currently conducted (“Company Permits”), except where the failure to hold such Company Permits, individually or in the aggregate has not had, and would not reasonably be likely to have or result in, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received notice that any Company Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and the Company has no knowledge of any reasonable basis for any such termination, modification or nonrenewal, in each case except for any such termination, modification or renewal that individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect.  The execution, delivery and performance of this Agreement and the consummation of the Merger or any other transactions contemplated hereby do not and will not violate any Company Permit, or result in any termination, modification or nonrenewals thereof, except in each case for any such violations, terminations, modifications or nonrenewal that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect.

3.12         Intellectual Property.

(a)       Section 3.12(a) of the Company Disclosure Letter sets forth a complete and accurate list (in all material respects) of all of the following items of Intellectual Property owned by the Company or any of its Subsidiaries: (i) patents and patent applications, (ii) trademark and service mark registrations and applications, and (iii) copyright registrations and applications.  The Company or one of its Subsidiaries is the sole and exclusive beneficial and record owner of all of the foregoing items of Intellectual Property, and all such Intellectual Property is subsisting and, to the Company’s knowledge, valid, and enforceable.

(b)       No third party owns any proprietary right, title or interest in or to material Intellectual Property used in or necessary to conduct the Calliope Gas Recovery System described on the Company’s Annual Report on Form 10-K for the period ended October 31, 2011 (the “Calliope System”).

(c)       The Company and its Subsidiaries own or have valid rights to use all Intellectual Property used in or necessary for the conduct of the business and operations of the Company and its Subsidiaries as currently conducted, free and clear of any Liens (except for any Permitted Liens).

(d)       To the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently or previously conducted during the past three years does not materially infringe, misappropriate or otherwise violate any Intellectual Property of any Person, and no such claims, suits or other proceedings have been brought or threatened in writing (including in the form of offers or invitations to obtain a license) during the past three years against the Company or any of its Subsidiaries by any Person.

(e)       To the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any material Intellectual Property owned by the Company or any of its Subsidiaries, and no such claims, suits or other proceedings have been brought or threatened against any Person by the Company or any of its Subsidiaries during the past three years.

(f)        The Company and its Subsidiaries each take reasonable measures to protect the confidentiality of material Trade Secrets.

(g)       The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in the loss or impairment of, payment of any additional amounts with respect to, or any Lien on, the rights of the Company or any of its Subsidiaries with respect to the Intellectual Property owned or used by the Company or any of its Subsidiaries.

3.13         Material Contracts.

(a)       Neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is an employment agreement or Collective Bargaining Agreement, (ii) which, upon the consummation of the Merger or any other transaction contemplated hereby, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from Parent, Merger Sub, the Company or the Surviving Corporation or any of their respective Subsidiaries to any officer, director, consultant or employee thereof, (iii) other than Company Oil and Gas Contracts, since January 1, 2010, which requires remaining payments by the Company or any of its Subsidiaries in excess of $500,000 and is not terminable without penalty by the Company or its Subsidiaries, as the case may be, on notice of six months or less, (iv) other than Company Oil and Gas Contracts, which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (v) other than Company Oil and Gas Contracts, which materially restrains, limits or impedes the Company’s or any of its Subsidiaries’, or will materially restrain, limit or impede the Surviving Corporation’s or Parent’s, ability to compete with or conduct any business or any line of business, including geographic limitations on the Company’s or any of its Subsidiaries’, the Surviving Corporation’s or Parent’s activities, (vi) between the Company or any of its Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s affiliates) on the other hand, (vii) other than Company Oil and Gas Contracts, which is a joint venture agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses, (viii) other than Company Oil and Gas Contracts, which is an agreement governing the terms of indebtedness or any other obligation of third parties owed to the Company or any of its Subsidiaries, other than receivables arising from the sale of goods or services, or loans or advances not exceeding $500,000 in the aggregate made to employees of the Company or any of its Subsidiaries, by the Company or such Subsidiary in the ordinary course of business consistent with past practice, (ix) which is an agreement governing the terms of indebtedness or any other obligation of third parties owed by or guaranteed by the Company or any of its Subsidiaries, (x) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the Merger or any other transactions contemplated hereby, or the value of any of the benefits of which will be calculated on the basis of the Merger or any other transactions contemplated hereby, (xi) which is a stockholder rights agreement or which otherwise provides for the issuance of any securities in respect of this Agreement or the Merger, (xii) which is an agreement (A) containing provisions triggered by change of control or other similar provisions and (B) that provides, or is reasonably likely to provide, for payments by or to the Company or any of its Subsidiaries in excess of $200,000 annually, (xiii) other than Company Oil and Gas Contracts, storage agreements, terminalling agreements and ship or pay agreements, in each case having fixed pricing terms representing revenues or expenses in excess of $500,000 per year or having a term in excess of one year from and after the date hereof, (xiv) which contains any exclusivity or most favored nation clause, (xv) other than Company Oil and Gas Contracts, any acquisition or sale contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in future payments by or to the Company or any of its Subsidiaries in excess of $500,000, (xvi) other than Company Oil and Gas Contracts, which is an agreement to acquire all or a substantial portion of the capital stock, business, property or assets of any Person for an amount of cash (or value of non-cash consideration), in excess of $500,000, (xvii) other than Company Oil and Gas Contracts, which is an agreement that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (including any Intellectual Property) with a value or requiring annual fees in excess of $500,000, (xviii) except for working interest well participation interests, a Company Oil and Gas Contract made in the ordinary course of business to which the Company or any of its Subsidiaries is a party that requires, or is reasonably likely to require, a payment in excess of $500,000 on or after the date hereof, (xix) except for drilling obligations set forth in Section 3.32 of the Company Disclosure Letter, which is any oil and gas joint venture or similar agreement made in the ordinary course of business to which the Company or any of its Subsidiaries is a party that requires, or is reasonably likely to require, a payment in excess of $500,000 on or after the date hereof, (xx) which grants the Company or any other Person any right to use or register, or restricts the Company’s or any of its Subsidiaries’ use or registration of, any material Intellectual Property used in or necessary to conduct the Calliope System, or (xxi) which is otherwise material to the Company and its Subsidiaries taken as a whole.  Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), set forth in Section 3.13(a) of the Company Disclosure Letter, is referred to herein as a “Company Material Contract.”  The Company has previously made available to Parent true, complete and correct copies of each Company Material Contract in effect on the date of this Agreement.

(b)       (i) Each Company Material Contract is valid and binding and in full force and effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Company Material Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Material Contract and (iv) to the knowledge of the Company, no other party to such Company Material Contract is in default in any respect thereunder, except in each of (i) — (iv) where individually or in the aggregate there has not been, and would not be reasonably likely to be, a Company Material Adverse Effect.

3.14         Taxes.

(a)       The Company and its Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to have been filed by or with respect to the Company or any of its Subsidiaries, and all such Tax Returns are true, correct and complete in all material respects, (ii) have duly and timely paid all Taxes shown as due on such Tax Returns, (iii) have adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Company Balance Sheet for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (iv) have not received any unpaid written notice of any deficiencies for any Tax from any taxing authority, against the Company or any of its

Subsidiaries for which there are not adequate reserves on the financial statements included in the Company Balance Sheet.

(b)       (i) Neither the Company nor any of its Subsidiaries is the subject of any currently ongoing Tax audit or other proceeding with respect to material Taxes nor has any Tax audit or other proceeding with respect to material Taxes been proposed in writing against any of them nor, to the knowledge of the Company, has any such Tax audit or other such proceeding with respect to material Taxes been proposed other than in writing, (ii) as of the date of this Agreement, there are no pending requests for waivers of the time to assess any Tax, (iii) neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, (iv) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens, and (v) no claim has ever been made in writing by a taxing authority of a jurisdiction where the Company or one of its Subsidiaries has not filed Tax Returns claiming that the Company or such Subsidiary is or may be subject to material taxation by that jurisdiction.

(c)       Neither the Company nor any of its Subsidiaries is obligated by any written contract, agreement or other arrangement to indemnify any other person (other than the Company and its Subsidiaries) with respect to material Taxes other than pursuant to provisions of licenses, leases, loans and similar agreements entered into in the ordinary course of business.  Neither the Company nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification or sharing agreement (other than an agreement with the Company or its Subsidiaries), other than agreements entered into in the ordinary course.  Neither the Company nor any of its Subsidiaries is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for any Tax of any person other than the Company and its Subsidiaries.

(d)       The Company and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(e)       Neither the Company nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past three (3) years or otherwise as part of a plan that includes the Merger.

(f)        Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(g)       Neither the Company nor its Subsidiaries is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any taxing authority.

(h)       Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law); or (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date.

(i)        The Company has made available to Parent or its legal or accounting representative copies of all federal and material state income Tax Returns for the Company and each of its Subsidiaries filed for all periods including and after the period ended October 31, 2009.

(j)        As used in this Agreement, (i) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, severance, alternative minimum, payroll, employment, unemployment, social security, workers’ compensation or net worth, commercial activity and taxes in the nature of excise, withholding, ad valorem or value added or other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing, (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes, and (iii) the “Code” means the Internal Revenue Code of 1986, as amended.

3.15         Environmental Matters.

(a)       Except for such matters that, individually or in the aggregate, have not had and would not be reasonably likely to have or result in, a Company Material Adverse Effect, (i) each of the Company, its Subsidiaries and their operations (and to the knowledge of the Company, the operations at any property where the Company or any of its Subsidiaries has a non-operating interest) is and within all applicable statute of limitations periods has been in compliance with all applicable Environmental Laws, and to the knowledge of the Company, there are no circumstances that may prevent or interfere with such compliance in the future, (ii) the Company and its Subsidiaries have obtained all Permits required under Environmental Laws (“Environmental Permits”) for their respective operations (and to the knowledge of the Company, operators at any property where the Company or any of its Subsidiaries has a non-operating interest have also obtained all required Environmental Permits), and none of the Company or its Subsidiaries has received written notice or otherwise has knowledge that any such existing Environmental Permit will be revoked or that any application for any new Environmental Permit or renewal of any existing Environmental Permit will be protested or denied, (iii) there has been no Release at any real property currently owned, leased or operated by the Company or any of its Subsidiaries (excluding any real property in which the Company or any of its Subsidiaries has a non-operating interest), or to the knowledge of the Company, formerly owned, leased or operated by the Company or any of its Subsidiaries, that could result in an obligation to conduct an investigation or remediation or otherwise result in liability to the Company or any of its Subsidiaries, (iv) to the knowledge of the Company, there has been no Release at any property in which the Company or any of its Subsidiaries has a non-operating interest, that could result in liability to the Company or any of its Subsidiaries, (v) there are no Company Environmental Claims pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or against any Person whose liability the Company or any of its Subsidiaries may have retained or assumed either contractually or by operation of law, or involving any real property currently or, to the knowledge of the Company, formerly owned, operated or leased by or for the Company or any of its Subsidiaries, (vi) neither the Company nor any of its Subsidiaries is a party to any order, judgment or decree that imposes any obligations under any Environmental Law, (vii) to the knowledge of the Company, there has been no exposure of any person to any Hazardous Substances as a result of or in connection with the operations and businesses of any of the Company or its Subsidiaries that could reasonably be expected to form the basis for a claim for damages or compensation, and (viii) neither the Company nor any of its Subsidiaries is a party to any agreement that limits the liability under Environmental Laws of any third party responsible for operation of any wells in which the Company or any of its Subsidiaries has an interest.

(b)       As used in this Agreement:

(i)        the term “Company Environmental Claim” means any claim, demand, suit, action, cause of action, proceeding, investigation or notice to the Company or any of its Subsidiaries by any Person alleging any potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, personal injuries, or penalties) arising out of, based on, or resulting from (A) the presence, or Release into the environment, of any Hazardous Substance (as hereinafter defined) at any location, whether or not owned, leased, operated or used by the Company or its Subsidiaries, or (B) circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law;

(ii)       the term “Environmental Laws” means all Laws, including common law, relating to pollution, cleanup, restoration or protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata and natural resources) or to the protection of flora or fauna or their habitat or to health or safety (including worker health and safety), including Laws relating to emissions, discharges, Releases or threatened Releases, or otherwise relating to the manufacture, generation, processing, distribution, use, sale, treatment, receipt, storage, disposal, transport or handling of Hazardous Substances;

(iii)      the term “Hazardous Substance” means (A) chemicals, pollutants, contaminants, wastes, toxic and hazardous substances, and oil and petroleum products, (B) asbestos, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, or radon gas, (C) any substance that requires investigation, removal or remediation under any Environmental Law, or is defined, listed, regulated or identified as hazardous, toxic or otherwise actionable or dangerous under any Environmental Laws, or (D) any substance that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous or harmful to human health or the environment; and

(iv)     the term “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration, transporting, placing and the like of any Hazardous Substance, including into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment.

(c)       This Section 3.15 and Sections 3.5, 3.6, 3.7, 3.8 and 3.18 shall be the exclusive representation and warranty covering or related to liabilities or other matters related to or arising under Environmental Laws.

3.16         Assets.

(a)       Except for Company Oil and Gas Properties (to which subparagraph (c) of this Section 3.16 applies), the Company and its Subsidiaries (i) own, or otherwise have sufficient and legally enforceable rights to use, all of their respective properties and assets (real, personal or mixed, tangible or intangible) (the “Company Assets”) and (ii)  have valid title to, or in the case of leased property have valid leasehold interests in, all such Company Assets, including all such Company Assets reflected in the Company Balance Sheet or acquired since the date thereof (except as may have been disposed of since October 31, 2011 or may be disposed of after the date of this Agreement in accordance with this Agreement in either case in the ordinary course of business consistent with past practice), in each case free and clear of any Lien, except Permitted Liens or those Liens that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(b)       To the knowledge of the Company, except for the Company Oil and Gas Properties (to which subparagraph (c) of this Section 3.16 applies), the Company Assets constitute all of the assets and rights necessary to operate the businesses of the Company and its Subsidiaries in substantially the same manner that the Company and its Subsidiaries have been operating their respective businesses prior to the Closing, and all significant operating equipment of the Company and its Subsidiaries is in good operating condition in accordance with industry practice, ordinary wear and tear excepted, except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(c)       To the knowledge of the Company, the Company or its Subsidiaries have Good and Marketable Title to the Company Oil and Gas Properties.

(d)       The Company and its Subsidiaries either own or have valid licenses or other rights to use all databases, geological data, geophysical data, engineering data, seismic data, maps, interpretations and other technical information used in their businesses as presently conducted, subject to the limitations contained in the agreements governing the use of the same, which limitations are customary for companies engaged in the business of the exploration and production of Hydrocarbons with such exceptions as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect.

3.17         Overriding Royalty Interests.

Neither the Company nor any of its Subsidiaries has granted any overriding royalty interest (or similar instrument) that remains outstanding in respect of property of the Company or its Subsidiaries relating to any Hydrocarbon Interest on which there were no producing wells as of the time of grant of such interest (or similar instrument).

3.18         Insurance.

Section 3.18 of the Company Disclosure Letter contains a complete and correct list and summary description of all insurance policies maintained by or on behalf of any of the Company and its Subsidiaries as of the date of this Agreement.  Such policies are, and at the Closing policies or replacement policies having substantially similar coverages will be, in full force and effect, and all premiums due thereon have been or will be paid.  The Company and its Subsidiaries have complied in all material respects with the terms and provisions of such policies.  The insurance coverage provided by such policies is suitable for the business and operations of the Company and its Subsidiaries.  With respect to any material insurance claim submitted by the Company or any of its Subsidiaries since January 1, 2011, neither the Company nor any of its Subsidiaries has received any refusal of coverage, reservation of rights or other notice that the issuer of the applicable insurance policy or policies is not willing or able to perform its obligations thereunder.

3.19         Labor Matters.

(a)       Section 3.19(a) of the Company Disclosure Letter contains a list of all of the (i) employees of the Company or any of its Subsidiaries, specifying their location, function, current annual base salary or hourly wage, bonus and incentive compensation awarded in 2011, and years of service and (ii) independent contractors of the Company or any of its Subsidiaries, specifying their location, function and term.

(b)       Neither the Company nor any of its Subsidiaries is party to, nor bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, trade union or labor organization (collectively, a “Collective Bargaining Agreement”);

there are no Collective Bargaining Agreements that pertain to any of the employees of the Company or any of its Subsidiaries; and no employees of the Company or any of its Subsidiaries are represented by any labor union, trade union or labor organization with respect to their employment with the Company or any of its Subsidiaries.

(c)       No labor union, trade union, labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.  The Company and its Subsidiaries have no knowledge of any organizing activities with respect to any employees of the Company or any of its Subsidiaries.

(d)       Since January 1, 2010, (i) there has been no actual, or to the knowledge of the Company, threatened material arbitrations, material grievances, labor disputes, strikes, lockouts, slowdowns or work stoppages against or affecting the Company or any of its Subsidiaries and (ii) neither of the Company or any of its Subsidiaries, nor any of their respective employees, agents or representatives, has committed any material unfair labor practice as defined in the National Labor Relations Act.

(e)       Neither the Company nor any of its Subsidiaries: (i) is in material violation of any Law pertaining to labor, employment or employment practices including, but not limited to, all Laws regarding health and safety, wages and hours, labor relations, employment discrimination, disability rights or benefits, equal opportunity, immigration, plant closures and layoffs, affirmative action, employee leave issues, unemployment insurance and workers’ compensation, or (ii) is, or has been since January 1, 2010, a party to any Litigation, audit, hearing, complaint or charge alleging a violation of any Law pertaining to labor, employment or employment practices, nor, to the knowledge of the Company, is any such Litigation, audit, hearing, complaint or charge pending or threatened.

(f)        The Company and its Subsidiaries: (i) have taken reasonable steps to properly classify and treat all of their workers as independent contractors or employees, (ii) have taken reasonable steps to properly classify and treat all of their employees as “exempt” or “nonexempt” from overtime requirements under applicable Law, (iii) are not delinquent in any payments to, or on behalf of, any current or former independent contractors or employees for any services or amounts required to be reimbursed or otherwise paid, (iv) have withheld and reported all material amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to any current or former independent contractors or employees; and (v) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any current or former independent contractors or employees (other than routine payments to be made in the normal course of business and consistent with past practice).  Neither the Company nor any of its Subsidiaries has direct or indirect material liability as a result of any misclassification of any Person as an independent contractor rather than as an employee.

(g)       No employee of the Company or any of its Subsidiaries is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

(h)       The Company and its Subsidiaries are and have been in compliance with all notice and other requirements under the Worker Adjustment Retraining and Notification Act (the “WARN Act”).  In the 18 months prior to the date hereof, neither the Company nor any of its Subsidiaries has (i) effectuated a “plant closing” (as defined in the WARN Act), (ii) effectuated a “mass layoff” (as defined in the WARN Act), or (iii) undertaken any other similar action requiring notice.

(i)        To the knowledge of the Company, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law, in each case relating to the Company or any of its Subsidiaries.  To the knowledge of the Company, neither the Company nor any of its Subsidiaries nor any officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. Section 1514A(a).

3.20         Affiliate Transactions.

Section 3.20 of the Company Disclosure Letter contains a complete and correct list of all agreements, contracts, transfers of assets or liabilities or other commitments or transactions, whether or not entered into in the ordinary course of business, to or by which the Company or any of its Subsidiaries, on the one hand, and any of their respective officers or directors (or any of their respective affiliates, other than the Company or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect during the past 12 months, and (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to the Company and its Subsidiaries taken as a whole.

3.21         Derivative Transactions.

(a)       Section 3.21(a) of the Company Disclosure Letter contains a complete and correct list of all Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this

Agreement, the material terms thereof (including the type, term, effective date, termination date and notional amounts or volumes), the net mark to market value thereof, all credit support agreements relating thereto (including any margin required or supplied) and the counterparty to each such agreement.  All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.  The Company and each of its Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests) or defaults or allegations or assertions of such by any party thereunder.

(b)       For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.22         Reserve Reports.

The Company has delivered or made available to Parent true and correct copies of all reports requested or commissioned by the Company or its Subsidiaries and delivered to the Company or its Subsidiaries in writing estimating the Company’s and its Subsidiaries’ proved oil and gas reserves prepared by any unaffiliated Person, including those prepared by the engineering firms LaRoche Petroleum Consultants, Ltd. and Netherland, Sewell & Associates, Inc. (each, a “Report Preparer”), concerning the Company Oil and Gas Properties as of October 31, 2011 (the “Company Reserve Reports”).  Except as, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect, taken as a whole, the factual, non-interpretative data provided by the Company to each Report Preparer in connection with the preparation of the Company Reserve Reports that was material to such Report Preparer’s estimates of the oil and gas reserves set forth in the Company Reserve Reports was, as of the time provided (or as modified or amended prior to the issuance of the Company Reserve Reports), accurate, and the Company has no knowledge of any material errors in the assumptions and estimates provided by the Company to any Report Preparer in connection with their preparation of the Company Reserve Reports.  The

Company’s internal proved reserve estimates for the year ended October 31, 2011, were not, taken as a whole, materially lower than the estimates contained in the Company Reserve Reports.  Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports that has had or would, in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.23         Investment Company.

Neither the Company nor any of its Subsidiaries is an “investment company,” a company “controlled” by an “investment company,” or an “investment adviser” within the meaning of the Investment Company Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended.

3.24         Required Votes.

(a) The affirmative vote of a majority of the outstanding Shares entitled to vote on this Agreement and the Merger is the only vote of the holders of securities of the Company which is required to approve this Agreement and the Merger (the “Company Required Vote”), (b) the action of the Company Board in approving this Agreement is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL and (c) no other Takeover Laws are applicable to the Merger, this Agreement, or any of the transactions contemplated hereby.  As used in this Agreement, “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state antitakeover Laws and regulations.

3.25         Rights Plan.

The Company has taken all action necessary (a) to render the Rights Agreement, dated as of April 9, 2009 (the “Company Rights Agreement”), between the Company and Computershare Trust Company, N.A., as rights agent, inapplicable to the Merger, this Agreement and the transactions contemplated hereby or thereby, (b) to ensure that (i) neither Parent, Merger Sub nor any of their affiliates will become an “Acquiring Person” (as such term is defined in the Company Rights Agreement) by reason of the approval, execution, announcement or consummation of this Agreement or the transactions contemplated hereby, including the Merger, and (ii) neither a “Share Acquisition Date” nor a “Distribution Date” (each as defined in the Company Rights Agreement) shall occur, in each case, by reason of the approval, execution, announcement or consummation of this Agreement or the transactions contemplated hereby, including the Merger, and (c) to cause the Company Rights Agreement to terminate at the Effective Time without payment of any consideration to any holder of the Company Rights.

3.26         Brokers.

Except for Northland Capital Financial Services, LLC (“Northland Capital”) and Houlihan Lokey Financial Advisors, Inc. (“Houlihan Lokey”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries, that is or will be payable by the Company or any of its Subsidiaries.  The Company is solely responsible for the fees and expenses of Northland Capital and Houlihan Lokey as and to the extent set forth in the engagement letters dated as of May 1, 2012 and May 3, 2012, respectively.  The Company has previously delivered to Parent a true and correct copy of such engagement letters.

3.27         Recommendation of Company Board; Opinion of Financial Advisor.

(a)       The Company Board, at a meeting duly called and held, duly adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are advisable and are fair to, and in the best interests of, the stockholders of the Company, (ii) approving this Agreement and transactions contemplated hereby, (iii) recommending approval and adoption of this Agreement and the Merger and the other transactions contemplated hereby by the stockholders of the Company (the resolutions described in the foregoing clauses (i) through (iii), the “Company Recommendation”) and (iv) directing that the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby be submitted to the Company’s stockholders for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

(b)       The Company has received opinions of each of Northland Capital and Houlihan Lokey to the effect that, as of the date of such opinions, and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in such opinions, the Merger Consideration to be received by the holders of shares of Company Common Stock (other than any parties to the Voting Agreement) in the Merger is fair, from a financial point of view, to such holders.  The Company has previously delivered to Parent the most recent drafts of such opinions in its possession for informational purposes only, and, following execution and delivery of this Agreement, the Company will promptly deliver to Parent true and complete copies of such opinions for informational purposes only, it being understood that neither Parent nor Merger Sub shall have the right to rely upon either of such opinions.  The Company has received the approval of Northland Capital and Houlihan Lokey to permit the inclusion of a copy of their respective written opinions in their entirety in the Proxy Statement, subject to each of Northland Capital’s and Houlihan Lokey’s prior review and written approval of the content and context of such inclusion and the descriptions of any references to such firms in the Proxy Statement.

3.28         Maintenance of Properties.

Except for such acts or failures to act which, in the aggregate, have not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect, to the knowledge of the Company, the Company Oil and Gas Properties (and properties unitized therewith) of the Company and its Subsidiaries have been maintained, operated and developed in a good and workmanlike manner and in conformity with all requirements of applicable Law and in conformity with the provisions of all leases, subleases or other contracts comprising a part of the Hydrocarbon Interests and the Company Oil and Gas Contracts.  Specifically in connection with the foregoing, except as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect, to the knowledge of the Company, (a) no Company Oil and Gas Property of the Company or its Subsidiaries is subject to having allowable production reduced below the full and regular allowable production (including the maximum permissible tolerance) because of any overproduction (whether or not the same was permissible at the time) and (b) all of the wells comprising a part of the Company Oil and Gas Properties (or properties unitized therewith) of the Company or its Subsidiaries are, in fact, bottomed under and are producing from, and the well bores are wholly within, the Company Oil and Gas Properties (or in the case of wells located on properties unitized therewith, such unitized properties) of the Company and its Subsidiaries.  To the knowledge of Company, all pipelines, wells, gas processing plants, platforms and other material improvements, fixtures and equipment owned in whole or in part by the Company and its Subsidiaries that are necessary to conduct normal operations are being maintained in a state adequate to conduct normal operations, and with respect to such of the foregoing that are operated by the Company and its Subsidiaries, in a manner consistent with the Company and its Subsidiaries’ past practices (other than those the failure of which to maintain in accordance with this Section 3.28 individually or in the aggregate has not had, and would not be reasonably expected to have or result in, a Company Material Adverse Effect).

3.29         Gas Imbalances, Payout Balances.

(a)       Except for such acts or failures to act which, in the aggregate, have not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect, to the knowledge of Company, (i) there are no material aggregate production, pipeline transportation or processing imbalances or penalties existing with respect to the Company or any of its Subsidiaries, or their respective Company Oil and Gas Properties, (ii) the Company and its Subsidiaries have not received a deficiency payment under any gas contracts for which any party has a right to take deficiency gas from the Company or any of its Subsidiaries, (iii) nor has the Company or any of its Subsidiaries received any payments for production which are subject to refund or recoupment out of future production.

(b)       Except for such acts or failures to act which, in the aggregate, have not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect, to the knowledge of the Company, the Company Payout Balance for each well owned by the Company and its Subsidiaries is properly reflected in all material respects on Section 3.29(b) of the Company Disclosure Letter as of the respective dates shown thereon.  Except for such acts or failures to act as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect, to the knowledge of the Company, based on information given to the Company by third party operators for all wells not operated by the Company or its Subsidiaries, the Company Payout Balance for any such third party operated well in which the Company or any of its Subsidiaries owns an interest is properly reflected in all material respects on Section 3.29(b) of the Company Disclosure Letter as of the respective dates shown thereon.  “Company Payout Balance” means the status, as of a particular date, of the recovery by the Company or any of its Subsidiaries, or a third party of a cost amount specified in the contract relating to a well out of the revenue from such well where the Net Revenue Interest of the Company and its Subsidiaries therein will be reduced when such amount has been recovered.

3.30         Marketing of Production.

None of the Company or its Subsidiaries is a party to any material agreements that are not cancelable on 120 days’ notice or less without penalty or detriment for the sale of production from the Company’s and its Subsidiaries’ Hydrocarbons (including calls on or other rights to purchase, production, whether or not the same are currently being exercised) that (a) pertain to the sale of production at a fixed price and (b) have a maturity or expiry date of longer than six months from the date hereof.

3.31         Oil and Gas Operations.

(a)       To the knowledge of the Company, the wells operated by the Company or any of its Subsidiaries have been drilled and (if completed) completed, operated and produced in accordance with generally accepted oil and gas field practices and in compliance in all material respects with applicable oil and gas leases, pooling and unit agreements, and applicable Laws, and to the knowledge of the Company, the non-operated wells in which the Company or any of its Subsidiaries have an interest have been drilled and (if completed) completed, operated and produced in accordance with generally accepted oil and gas field practices and in compliance in all material respects with applicable oil and gas leases, pooling and unit agreements, and applicable Laws.

(b)       To the knowledge of the Company, there are no wells operated by Company or its Subsidiaries, or non-operated wells in which the Company or any of its Subsidiaries has any interest with respect to which the Company, any of its Subsidiaries, or the operator thereof is currently obligated by Law or contract to plug and abandon.

(c)       To the knowledge of the Company, there are no wells in which the Company or any of its Subsidiaries has an interest that are subject to exceptions to a requirement to plug and abandon issued by a regulatory authority having jurisdiction over the applicable lease.

(d)       To the knowledge of the Company, there are no wells in which the Company or any of its Subsidiaries has an interest that have been plugged and abandoned but have not been plugged in accordance, in all material respects, with all applicable requirements of each regulatory authority having jurisdiction over such wells.

(e)       With respect to the oil, gas and other mineral leases, unit agreements, pooling agreements, communitization agreements and other documents creating interests comprising the Company Oil and Gas Properties: (i) the Company and its Subsidiaries have fulfilled all requirements in all material respects for filings, certificates, disclosures of parties in interest, and other similar matters contained in such leases or other documents (or otherwise applicable thereto by Law) and is fully qualified to own and hold all such leases and other interests; and (ii) such leases and other interests are in full force and effect.

(f)        To the knowledge of the Company, proceeds from the sale of Hydrocarbons produced from the Company Oil and Gas Properties are being received by the Company and its Subsidiaries in a timely manner and are not being held in suspense for any reason.

(g)       Except for such acts or failures to act as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect, to the knowledge of the Company, the transactions contemplated hereby will not create in any Person any call upon, option to purchase, preferential right to purchase or similar rights with respect to the Company Oil and Gas Properties or to the production therefrom.

3.32         Additional Drilling Obligations.

Except for such acts or failures to act as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect and other than in the ordinary course of business, to the knowledge of the Company, the Company and its Subsidiaries have no obligation to drill additional wells, conduct other material development operations, or fund or finance any such drilling or other development operations in order to earn or continue to hold any portion of the Company Oil and Gas Properties other than as required by the terms of the Company Oil and Gas Contracts, and the Company and its Subsidiaries have not been advised in writing by a lessor under any lease affecting any of the Company Oil and Gas Properties of any requirements or demands to drill additional wells or conduct additional development operations.

3.33         No Other Representations or Warranties.

Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUB

Except as set forth in, other than with respect to Sections 4.1 and 4.2, the Parent SEC Documents filed on or after December 31, 2011 and prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein that are predictive, cautionary or forward-looking in nature), to the extent a matter is disclosed in such Parent SEC Document in such a way as to make its relevance to the applicable representation or warranty reasonably apparent, Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as follows:

4.1           Organization.

(a)       Parent, Merger Sub and each of their respective Subsidiaries is a corporation or other entity duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted.

(b)       Parent, Merger Sub and each of their respective Subsidiaries is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which such qualification or licensing is required, except such jurisdictions where the failure to be so qualified, licensed or in good standing, individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Parent Material Adverse Effect.

4.2           Authorization; Validity of Agreement.

Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by the Parent Board and the sole stockholder of Merger Sub.  No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of each of Parent and Merger Sub enforceable against it in accordance with its terms, except that such enforcement may be subject to or limited by (i) bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at Law or in equity).

4.3           No Violations; Consents and Approvals.

(a)       Neither the execution, delivery and performance of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the Merger or any other transactions contemplated hereby will (i) violate any provision of the certificate of incorporation or the bylaws of Parent or the certificate of incorporation, bylaws or similar governing documents of Merger Sub or any of Parent’s other Subsidiaries, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or Merger Sub or any of Parent’s other Subsidiaries under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee or other evidence of indebtedness, lease, license, contract, agreement, plan or other legally binding instrument or obligation to which Parent or Merger Sub or any of Parent’s other Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or affected or (iii) assuming that the consents and approvals referred to in Section 4.3(b) are duly obtained, conflict with or violate any Laws applicable to Parent or Merger Sub, any of Parent’s other Subsidiaries or any of their respective properties or assets; except in the case of clause (ii) and clause (iii) for such conflicts, violations, breaches, defaults or Liens which individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Parent Material Adverse Effect.

(b)       No filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Entity or any other Person is required in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger or any other transactions contemplated hereby, except for (i) the filing with the SEC of the Proxy Statement in definitive form relating to the meeting of the Company’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Certificate of Merger with the Secretary of State, and (iii) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings the failure of which to be obtained or made, individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Parent Material Adverse Effect.

4.4           Proxy Statement.

None of the information supplied or to be supplied by Parent or its respective Subsidiaries for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) at the date mailed to the stockholders of the Company and at the time of the Special Meeting and at the Effective Time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.5           Interim Operations of Merger Sub.

Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has engaged in no business other than in connection with entering into this Agreement and engaging in the transactions contemplated hereby.

4.6           Availability of Funds.

On the Closing Date, Parent will have sufficient funds to pay (a) the aggregate Merger Consideration in accordance with Article II hereof and to consummate the transactions contemplated hereby, including the Merger and (b) all fees and expenses required to be paid by Parent and Merger Sub in connection with the transactions contemplated hereby, including the Merger.

4.7           Brokers.

Except for Goldman, Sachs & Co., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any of its Subsidiaries, that is or will be payable by Parent or any of its Subsidiaries.  Parent is solely responsible for the fees and expenses of Goldman, Sachs & Co.

4.8           No Other Representations or Warranties.

Except for the representations and warranties contained in this Article IV, neither Parent, Merger Sub nor any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or any of their respective affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V

COVENANTS

5.1           Interim Operations of the Company.

The Company covenants and agrees as to itself and its Subsidiaries that during the period from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (i) expressly contemplated or permitted by this Agreement, (ii) set forth in Section 5.1 of the Company Disclosure Letter, (iii) required by applicable Law, or (iv) agreed to in writing by Parent, after the date of this Agreement and prior to the Effective Time:

(a)       the business of the Company and its Subsidiaries shall be conducted only in the ordinary course consistent with past practice, and the Company shall use its reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its Subsidiaries and keep available the services of their current officers and employees and preserve and maintain existing material relations with customers, suppliers, officers, employees, creditors and Governmental Entities;

(b)       the Company shall not, nor shall it permit any of its Subsidiaries to:

(i)        (A) enter into any new line of business, or (B) except as required on an emergency basis, incur or commit to any capital expenditures, or any obligations or liabilities in connection with any capital expenditures, other than (1) in the ordinary course of business, not to exceed $500,000 in the aggregate, or (2) capital expenditures and obligations or liabilities incurred or committed to in an amount not materially greater in the aggregate than, and during the same time period set forth in, the Company’s capital budget set forth in Section 5.1(b) of the Company Disclosure Letter;

(ii)       amend its or any of its Subsidiaries’ certificate of incorporation or bylaws or similar organizational documents, except as contemplated by the transactions contemplated hereby;

(iii)      except for (A) any distributions between wholly-owned Subsidiaries of the Company and (B) distributions to the Company from its Subsidiaries, declare, set aside or pay any distributions in respect of its equity securities, or split, combine or reclassify any of its equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its equity securities;

(iv)     (A) adjust, split, combine or reclassify any capital stock or issue, grant, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of Company Common Stock or capital stock or other equity interest of any class or of any other such securities or agreements of the Company or any of its Subsidiaries, other than issuances of shares of Company Common Stock pursuant to Company Options existing at the date of this Agreement and disclosed to Parent in Section 3.2(c) of the Company Disclosure Letter; or (B) except as provided in Section 2.3, redeem, purchase or otherwise acquire directly or indirectly any of its capital stock (including any Company Common Stock) or any other securities or agreements of the type described in clause (A) of this Section 5.1(b)(iv);

(v)      (A) except for increases in the ordinary course of business consistent with past practice with respect to non-officer employees, grant any increase in the compensation or benefits payable or to become payable by the

Company or any of its Subsidiaries to any current or former officer, employee or director; (B) adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under any bonus, commission incentive compensation, deferred compensation, severance, termination, change in control, retention, hospitalization or other medical, life, disability, insurance or other welfare, profit sharing, stock option, stock appreciation right, restricted stock or other equity based, pension, retirement or other employee compensation or benefit plan, program, agreement or arrangement, which for the avoidance of doubt, shall include any agreement with any current or former officer, employee or director; (C) except in accordance with  the terms of any Company Plan disclosed to Parent in Section 3.10(a) of the Company Disclosure Letter, grant any severance, retention, change in control, termination or similar pay or benefit to any current or former officer, director or employee of the Company or any of its Subsidiaries; (D) grant any stock options, restricted stock awards or other equity-based awards other than issuances of Company Common Stock upon the exercise of Company Options existing on the date hereof in accordance with their terms in effect as of the date hereof as disclosed to Parent in the Section 3.2(c) of the Company Disclosure Letter; (E) adopt or enter into any Collective Bargaining Agreement; or (F) enter into or amend any employment agreement with any officer of the Company or any of its Subsidiaries.

(vi)     change its methods of accounting in effect as of the date of this Agreement, except in accordance with changes in GAAP, applicable Law or regulatory guidelines as concurred to by the independent auditors of the Company;

(vii)    acquire by merging or consolidating with (other than mergers among wholly-owned Subsidiaries of the Company), by purchasing an equity interest in (other than investments in wholly-owned Subsidiaries of the Company) or all or a material portion of the assets of, or by any other manner, any Person or other business organization, division or business of such Person or, any material assets; provided that any such acquisitions made in accordance with this Section 5.1(b)(vii) shall not exceed $500,000 in the aggregate.

(viii)   except in the ordinary course of business consistent with past practice, sell, lease, exchange, transfer or otherwise dispose of, or agree to sell, lease, exchange, transfer or otherwise dispose of, any of the Company Assets or Company Oil and Gas Properties having a purchase price in excess of $250,000 individually and $1,000,000 in the aggregate;

(ix)      mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject to any other Lien other than Permitted Liens, any of the Company Assets or Company Oil and Gas Properties;

(x)       (A) except as set forth in clause (B) below, pay, discharge or satisfy any material claims (including claims of equityholders),

liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any payment or transfer, assignment or conveyance of cash, Company Assets, Company Oil and Gas Properties or otherwise, except for the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of Material Contracts as in effect on the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice and not in violation of this Agreement, provided, however, that nothing in this Section 5.1(b)(x) shall prohibit the Company or any of its Subsidiaries from paying, discharging or satisfying accounts payable existing on or arising after, in each case in the ordinary course of business consistent with past practice, the date of this Agreement, or (B) compromise, settle, grant any waiver or release relating to any Litigation, that would admit liability of the Company or its Subsidiaries or that would result in restrictions on the business of the Company and its Subsidiaries, other than settlements or compromises of Litigation fully covered by insurance or where the amount of such payment made or to be made, or, of such transfer, assignment, or conveyance made or to be made, of cash, Company Assets, Company Oil and Gas Properties or otherwise does not exceed $250,000 in the aggregate for all claims;

(xi)      engage in any transaction with (except pursuant to agreements in effect at the time of this Agreement insofar as such agreements are disclosed in Section 3.20 of the Company Disclosure Letter), or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of the Company’s or any of its Subsidiaries’ affiliates;

(xii)     other than as required by Law, (A) make or change any express or deemed Tax election; (B) amend any Tax Return; (C) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material Taxes, other than such settlements or compromises where the amount paid or to be paid as a result of increased taxable income or decreased deductions in prior years or future years could not exceed $100,000 in the aggregate; or (D) change in any material respect any of its methods of reporting income or deductions for U.S. federal income Tax purposes from those employed in the preparation of its federal income Tax Return for the most recent taxable year for which a Tax Return has been filed;

(xiii)    take (or omit to take) any action that would, or could reasonably be expected to, result in any of its representations and warranties set forth in this Agreement becoming untrue in a manner that would give rise to the failure of the closing conditions set forth in Section 6.3(a);

(xiv)    adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or any agreement relating to an Acquisition Proposal, except in compliance with Section 5.3;

(xv)     (A) incur, assume or guarantee any indebtedness for borrowed money other than indebtedness incurred in the ordinary course of business consistent with past practice that (x) is incurred pursuant to the Company Credit Agreement up to an aggregate amount of $10,000,000 or (y) constitutes short-term indebtedness and does not exceed $2,500,000 in aggregate principal amount outstanding thereunder at any time; (B) modify any material indebtedness or other liability to increase the Company’s (or any of its Subsidiaries’) obligations with respect thereto or to subject the Company (or any of its Subsidiaries) to yield, prepayment or other penalties thereunder; (C) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a wholly owned Subsidiary of the Company); (D) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly owned Subsidiaries of the Company, or by such Subsidiaries to the Company, customary loans or advances to employees in accordance with past practice or short-term investments of cash in the ordinary course of business in accordance with the Company’s cash management procedures); or (E) enter into a swap, futures or derivatives transaction except hedging activities in the ordinary course of business consistent with past practice and with the risk parameters described in Section 3.21;

(xvi)    enter into any agreement, understanding or commitment that materially restrains, limits or impedes the Company’s or any of its Subsidiaries’ ability to compete with or conduct any business or line of business, including geographic limitations on the Company’s or any of its Subsidiaries’ activities;

(xvii)   except in the ordinary course of business consistent with past practice, modify or amend in any material respect, or terminate, any Company Material Contract to which it is a party or waive in any material respect or assign any of its rights or claims, or be in default in any material respect under any such Company Material Contract;

(xviii)  except in the ordinary course of business consistent with past practice, make any acreage or production acquisition or agree to any such acreage or production acquisition, in each case for which it is not contractually bound at the date hereof and disclosed, in excess of $1,000,000 in the aggregate;

(xix)    enter into any joint operating agreement or other similar contract that is customary in the oil and gas business, except such contracts for which the contract area includes project areas on which the Company has disclosed to Parent, as of the date hereof, plans to explore for Hydrocarbons;

(xx)     except in the ordinary course of business consistent with past practice, grant to or acquire from any Person, or dispose of or permit to lapse any rights to, or disclose to any Person any material Trade Secret included in, any material Intellectual Property used in or necessary to conduct the Calliope System;

(xxi)    grant any overriding royalty interest (or similar instrument) in respect of any Hydrocarbon Interest in the Bakken formation or on which there are no producing wells holding the Hydrocarbon Interest as of the time of grant of such interest (or similar instrument);

(xxii)   enter into an agreement, contract, commitment or arrangement to do any of the foregoing;

(c)       the Company shall use commercially reasonable efforts to maintain its insurance policies in effect on the date of this Agreement; and

(d)       the Company shall file on a timely basis all material notices, reports, returns and other filings required to be filed with or reported to any Governmental Entity, as well as all applications and other documents necessary to maintain, renew or extend any material Permit required by any Governmental Entity for the continuing operation of its business.

5.2           [RESERVED].

5.3           Solicitation; Acquisition Proposals.

(a)       Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on July 3, 2012 (the “Go-Shop Period”), the Company and its Subsidiaries and their respective officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, affiliates, agents and other representatives (the “Representatives”) shall have the right, under the direction of the Company Board or any committee thereof, to: (i) initiate, solicit and encourage Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that are reasonably expected to lead to an Acquisition Proposal), including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided, that the Company shall concurrently provide to Parent any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives; and (ii) engage in discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations.  On the No-Shop Period Start Date, the Company shall deliver to Parent a list of all Qualified Go-Shop Bidders.

(b)       Except as expressly permitted by Section 5.3(c) and Section 5.3(d), the Company shall, and shall cause its Subsidiaries and its Representatives to, (i) beginning at 12:01 a.m. (New York City time) on July 4, 2012 (the “No-Shop Period Start Date”), immediately cease any solicitation, facilitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and request that any such Person promptly return or destroy all confidential information concerning the Company and the Company’s Subsidiaries and (ii) from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not to, directly or indirectly, (x) initiate, solicit, knowingly encourage or facilitate (including by way of furnishing information), or take any other action designed to lead to, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or (y) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to any Person that has made an Acquisition Proposal or to any Person that the Company or any of its Subsidiaries or any of their Representatives believes or has reason to believe is or may be contemplating an Acquisition Proposal.  Any violation of the foregoing restrictions by any of the Company’s Subsidiaries or by any Representatives of the Company or any of its Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company.  Notwithstanding the commencement of the obligations of the Company under this Section 5.3(b), from and after the No-Shop Period Start Date through July 17, 2012 (the “Cutoff Date”), the Company may continue to engage with, and provide information as contemplated by this Agreement to, a Qualified Go-Shop Bidder that made an Acquisition Proposal on or before the No-Shop Period Start Date (and not subsequently withdrawn), including with respect to any amended or revised Acquisition Proposal submitted by such Qualified Go-Shop Bidder.

(c)       Notwithstanding anything to the contrary in this Agreement, the Company and the Company Board may take any actions described in clause (y) of Section 5.3(b) with respect to a third party if at any time on or after the No-Shop Period Start Date and prior to obtaining the Company Required Vote (i) the Company receives an unsolicited bona fide written Acquisition Proposal from such third party, (ii) the Company Board determines in good faith that such proposal constitutes, or is reasonably likely to result in, a Superior Proposal, after receiving such advice of its financial advisors, and (iii) the Company Board determines in good faith, after consultation with its outside counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third party would be reasonably expected to result in a breach of the Company Board’s fiduciary duties under applicable Law, provided that the Company shall not deliver any information to such third party without entering into a confidentiality agreement on terms no less favorable to the Company than the Company Confidentiality Agreement (provided that such confidentiality agreement need not contain any “standstill” or similar provision that would prohibit such Party from making any Acquisition Proposal) and containing additional provisions that expressly permit the Company to comply with the terms of this Section 5.3 (an “Acceptable Confidentiality Agreement”).  Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position with respect to an Acquisition Proposal pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law. Notwithstanding the foregoing, the Company shall have the right (i) to waive the provisions of any Acceptable Confidentiality Agreement to permit a Qualified Go-Shop Bidder to make an Acquisition Proposal on a non-public basis to the Company and the Company Board, (ii) to continue to engage in the activities described in Section 5.3(a) following the No-Shop Period Start Date with any Qualified Go-Shop Bidder until 11:59 p.m. (New York City time) on the Cutoff Date, and (iii) to engage in the activities described in Section 5.3(c) with respect to any Person, including a Person that was previously a Qualified Go-Shop Bidder, subject to the terms and conditions set forth in this Section 5.3(c).

(d)       Except as otherwise provided in Section 5.3(e) or Section 5.3(f), beginning as of the date of this Agreement, neither the Company Board nor any committee thereof shall directly or indirectly (i) (A) withdraw (or amend or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or amend or modify in a manner adverse to Parent or Merger Sub), the Company Recommendation, or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.3(a) or (c)) (each an “Acquisition Agreement”) or (B) requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated hereby.

(e)       Notwithstanding Section 5.3(d), at any time prior to obtaining the Company Required Vote, and subject to the Company’s material compliance at all times with the provisions of this Section 5.3 and Section 5.6, with respect to a Superior Proposal the Company Board may make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d) if, and only after, the Company Board (x) provides written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the Person or group making such Superior Proposal, and (y) determines in good faith, (1) after receipt of advice from its financial advisors that any alternative transaction (including any modifications to the terms of this Agreement) proposed by Parent is not at least as favorable to the Company and its stockholders from a financial point of view (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and identity of the offeror and the financial capacity of the offeror to consummate the transaction) as the Superior Proposal, and (2) after receipt of advice from its outside counsel that its failure to do so would be reasonably expected to result in a breach of its fiduciary duties under Laws applicable to the Company; provided, however, that (I) neither the Company Board nor any committee thereof may make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d) until the fourth Business Day after receipt of a Notice of Superior Proposal by Parent, (II) any change in the financial or other material terms of a Superior Proposal shall require a new Notice of Superior Proposal and a new four Business Day period under this Section 5.3(e), and (III) during any such four Business Day period, if requested by Parent, the Company shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Company Board not to make such Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d) consistent with its fiduciary duties.

(f)        Notwithstanding Section 5.3(d), at any time prior to obtaining the Company Required Vote, and subject to the Company’s material compliance at all times with the provisions of this Section 5.3 and Section 5.6, solely in response to an Intervening Event, the Company Board may make an Adverse Recommendation Change described in clause (A) of the definition thereof if the Company Board (i) determines in good faith, after consultation with its outside legal counsel and any other advisor it chooses to consult, that the failure to make such Adverse Recommendation Change would be reasonably expected to result in a breach of its fiduciary duties under applicable Law, and (ii) provides written notice to Parent (a “Company Notice of Change”) advising Parent that the Company Board is contemplating making an Adverse Recommendation Change under this Section 5.3(f) and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Company Board may not make such an Adverse Recommendation Change until the fourth Business Day after receipt by Parent of the Company Notice of Change and (y) during such four Business Day period, if requested by Parent, the Company shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Company Board not to make such Adverse Recommendation Change consistent with its fiduciary duties.  “Intervening Event” means any material event, development, circumstance, occurrence or change in circumstances or facts (including any change in probability or magnitude of circumstances) not related to an Acquisition Proposal that was not known or reasonably foreseeable to the Company Board on the date hereof (or if known, the magnitude or material consequences of which were not known or reasonably foreseeable to or understood by the Company Board as of the date hereof).

(g)       The Company agrees that in addition to the obligations of the Company set forth in paragraphs (a) through (d) of this Section 5.3, as promptly as practicable after receipt thereof (but in no event later than 48 hours after the Company’s receipt thereof), the Company shall advise Parent in writing of any request for information (other than a request for information in the ordinary course of business and unrelated to an Acquisition Proposal) or any Acquisition Proposal received from any Person, or any inquiry, discussions or negotiations with respect to any Acquisition Proposal, and the terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and the Company shall promptly provide to Parent copies of any written materials received by the Company in connection with any of the foregoing, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place.  The Company agrees that it shall simultaneously provide to Parent any information concerning the

Company or any of its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal which was not previously provided to Parent.  The Company shall keep Parent promptly informed of the status of any Acquisition Proposals (including the identity of the Persons and price involved and any changes to any material terms and conditions thereof).  Notwithstanding the foregoing but subject to the immediately preceding sentence, prior to the No-Shop Period Start Date, the only obligations of the Company under this Section 5.3(g) shall be (i) to advise Parent in writing of any Acquisition Proposal received from any Person, including the identity of such Person and the price involved, (ii) to provide to Parent copies of any materials received in connection therewith, (iii) to advise Parent in writing of any material developments in connection therewith, including any changes to any material terms or conditions thereof and (iv) the immediately following sentence.  Notwithstanding anything to the contrary in this Agreement, at the request of any Person that is subject to any existing “standstill” or similar obligation to the Company or its Subsidiaries, the Company Board shall be permitted, to the extent it determines in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under Laws applicable to the Company, to modify, waive, amend or affirmatively release any such existing standstill obligations owed by any such Person to the Company and its Subsidiaries, solely to permit any such Person to submit an Acquisition Proposal to the Company Board.

(h)       For purposes of this Agreement, “Acquisition Transaction” shall mean any transaction or series of transactions involving the (i) direct or indirect acquisition or purchase of a business or assets that (in the aggregate) constitutes 20% or more of the net revenues, net income or the assets (based on the fair market value thereof) of the Company and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities or capital stock of the Company or any of its Subsidiaries whose business (in the aggregate) constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction or series of transactions that if consummated would result in any Person or Persons beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries whose business (in the aggregate) constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated hereby.  The term “Acquisition Proposal” shall mean any proposal, whether or not in writing, for any Acquisition Transaction.  The term “Superior Proposal” shall mean any bona fide written Acquisition Proposal made after the date hereof that was not solicited or initiated by the Company or any of its Subsidiaries or any of their respective Representatives in breach of this Section 5.3, made by a third party to purchase all or substantially all of the Company’s assets or all of the outstanding equity securities of the Company pursuant to a tender offer, exchange offer or merger (i) on terms which the Company Board determines in good faith to be superior to the Company and its stockholders (in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated hereby and to any alternative transaction or changes to the terms of this Agreement proposed by Parent pursuant to Section 5.3(e)

(after consultation with its financial advisors, and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement, including any changes to the terms of this Agreement offered by Parent in response to such Superior Proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal and taking into account all other legal, financial and regulatory aspects of such proposal), and (ii) which the Company Board reasonably believes is likely to be consummated on its terms.

(i)        Immediately after the execution and delivery of this Agreement, the Company and its Subsidiaries will, and will instruct their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Acquisition Proposal.  The Company agrees that it shall (i) take the necessary steps to promptly inform its and its Subsidiaries’ Representatives involved in the transactions contemplated hereby of the obligations undertaken in Section 5.3(b) and (ii) request each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring the Company or any portion thereof to return or destroy (which destruction shall be certified in writing by an executive officer of such Person) all confidential information heretofore furnished to such Person by or on its behalf.

5.4           Access to Information and Properties.

(a)       Upon reasonable notice and subject to applicable Laws relating to the exchange of information and obtaining any required consents of third parties, including third party operators of the Company’s assets (with respect to which consents each party shall use commercially reasonable efforts to obtain), during the period prior to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (i) afford to the authorized Representatives of Parent reasonable access, during normal business hours, to all of its properties, contracts, books, commitments, records, data and books and personnel, and (ii) make available to Parent all information concerning its business, properties and personnel in its possession as the other parties may reasonably request, and use commercially reasonable efforts to provide access to any such information in any third party operators’ possession, and a copy of each report, schedule, registration statement and other document filed, published, announced or received by it in connection with the transactions contemplated hereby during such period pursuant to the requirements of applicable Law (including pursuant to the Securities Act, the Exchange Act and the rules of any Governmental Entity thereunder), as applicable (other than documents which are not permitted to be disclosed under applicable Law).  Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement.  The Company, Merger Sub and Parent will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)       From the date of this Agreement until the Effective Time, Parent and its authorized Representatives, including engineers, advisors and consultants, lenders and financing sources, upon reasonable notice and in a manner that does not unreasonably interfere with the business of the Company or any of its Subsidiaries, may enter into and upon all or any portion of the real property owned or leased by the Company or any of its Subsidiaries in order to investigate and assess, as Parent reasonably deems necessary or appropriate, the environmental condition of such real property and the other assets or the businesses of the Company or any of its Subsidiaries (an “Investigation”).  An Investigation may include a Phase I environmental site assessment, or similar investigation.  In the event that Parent determines that more than an Investigation is required in order to properly determine the environmental condition of such real property, including without limitation, any sampling or testing of soil and/or ground or surface waters at, on or under any real property, then Parent shall provide the Company with a copy of the report prepared with respect to such property and a written report describing the proposed activities to be performed, provided, however, that no such activities shall be performed by Parent or its Representatives without the Company’s prior written consent, not to be unreasonably withheld, delayed or denied.  The Company shall, and shall cause each of its Subsidiaries and Representatives to, cooperate with Parent and its Representatives in conducting any such Investigation, facilitating further testing or evaluation as may be reasonably prudent with respect to matters identified in the Investigation, allow Parent and its Representatives reasonable access to the Company’s and its Subsidiaries’ businesses, real property and other assets, together with full permission to conduct any such Investigation, and provide to Parent and its Representatives all plans, soil or surface or ground water tests or reports, any environmental investigation results, reports or assessments previously or contemporaneously conducted or prepared by or on behalf of the Company, its Subsidiaries, or any of their predecessors that are in the possession of the Company or any of its Subsidiaries, and all information relating to environmental matters regarding the Company’s and its Subsidiaries’ businesses, real property and other assets that are in the possession of the Company or any of its Subsidiaries.

(c)       Parent will hold any information contemplated under Section 5.4(a) and/or Section 5.4(b) in accordance with the provisions of the Company Confidentiality Agreement; provided, however, that Parent’s obligations under the Company Confidentiality Agreement shall terminate on the earlier of (i) the date provided therein or (ii) the Effective Time.  The Company shall not be responsible to Parent for personal injuries sustained by Parent’s Representatives in connection with the access provided pursuant to this Section 5.4, and shall be indemnified and held harmless by Parent for any losses suffered by the Company or its Representatives in connection with any such personal injuries.

(d)       No Investigation by Parent or its representatives shall affect the representations, warranties, covenants or agreements of the Company set forth in this Agreement.

5.5           Further Action; Reasonable Best Efforts.

(a)       Upon the terms and subject to the conditions herein provided, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Merger and the other transactions contemplated hereby, including (i) the use of commercially reasonable efforts to satisfy the conditions precedent to the obligations of any of the parties hereto, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (v) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated hereby; provided, however, that none of Parent, Merger Sub, the Company or any of their respective Subsidiaries shall be required to pay any fees or make any other payments to any such Person in order to obtain any such approval, consent, ratification, permission, waiver or authorization (other than normal filing fees imposed by Law).  Each of the parties hereto will furnish to the other parties such necessary information and reasonable assistance as such other parties may reasonably request in connection with the foregoing and will provide the other parties with copies of all filings made by such party with any Governmental Entity (except for filings available publicly on the SEC’s public filing system) or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the transactions contemplated hereby; provided that neither party is obligated to share any document submitted to or received from a Governmental Entity that reflects the negotiations between the parties or the valuation of some or all of any party’s business or assets.

(b)       Each of Parent, Merger Sub and the Company shall use their respective commercially reasonable efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under any applicable Law.  Without limiting the foregoing, the Company and Parent shall (i) use commercially reasonable efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (ii) use commercially reasonable efforts to take, or to cause to be taken, all other actions and to do, or to cause to be done, all other things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Merger and the other transactions contemplated hereby so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Termination Date), (iii) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including to the extent permitted by Law promptly furnishing the other with true and complete copies of notices or other communications sent or received by the Company or Parent, as the case may be, or any of their Subsidiaries, to or from any third party and/or any Governmental Entity with respect thereto, and permit the other to review in advance any proposed communication by such party to any supervisory or Governmental Entity and (iv) give the other reasonable notice of, and, to the extent permitted by such Governmental Entity, allow the other to attend and participate at any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry or proceeding relating thereto.

(c)       The Company agrees to, and to cause its Subsidiaries and its and their respective officers, employees, advisors and accountants to, reasonably cooperate with Parent and its affiliates in connection with the arrangement of any financing to be consummated prior to or contemporaneously with the Closing in respect of the transactions contemplated hereby, including participation in meetings, due diligence sessions, obtaining comfort letters from the Company’s accountants, obtaining consents from the Company’s experts, obtaining legal opinions from the Company’s outside counsel, and obtaining and providing Parent with title and ownership records relating to the Company Oil and Gas Properties, as may be reasonably requested by Parent.  In conjunction with the obtaining of any such financing, the Company agrees, at the reasonable request of Parent, to call for prepayment or redemption, or to prepay or redeem, or to attempt to renegotiate the terms of, any then existing indebtedness for borrowed money of the Company; provided, however, that no such prepayment or redemption or call for prepayment or redemption or renegotiated terms shall actually be made or become effective (nor shall the Company be required to incur any liability in respect of any such prepayment or redemption or call therefor or renegotiation thereof) prior to the Effective Time.

(d)       In furtherance and not in limitation of the covenants of the parties contained in this Section 5.5, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated hereby, each of the Company and Parent shall cooperate in all respects with each other and shall use their respective commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or any other transactions contemplated hereby.  Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.5 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b)(ii) so long as such party has, prior to such termination, complied with its obligations under this Section 5.5.

(e)       Notwithstanding anything to the contrary contained in this Agreement, (i) the Company shall not, nor shall it permit any of its Subsidiaries to,

without the prior written consent of Parent, divest or hold separate or otherwise take or commit to take any action that limits its freedom, or after the Merger, the freedom of action of Parent or any of Parent’s affiliates with respect to, or its ability to retain, the Company and its Subsidiaries or any of the respective businesses, product lines or assets of Parent, the Company or any of their respective Subsidiaries or affiliates, and (ii) neither Parent nor any of its affiliates shall be required to divest or hold separate (or agree to divest or hold separate) or otherwise take or commit to take any action that limits in any material respect its freedom of action with respect to, or its ability to retain, any businesses, product lines or assets of Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries or affiliates.

(f)        The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense or settlement of any stockholder litigation against the Company or its directors or officers relating to the Merger or any other transactions contemplated hereby; provided, however, that no such settlement shall be agreed to without Parent’s prior written consent which shall not be unreasonably withheld or delayed.

5.6           Proxy Statement; Stockholders’ Meeting.

(a)       As promptly as practicable after the execution of this Agreement, the Company and Parent shall cooperate in preparing and the Company shall cause to be filed with the SEC, in connection with the Merger, a proxy statement in preliminary form (together with any amendments or supplements thereto, the “Proxy Statement”).  Each of the Company, Parent and Merger Sub shall use their respective reasonable best efforts to furnish the information required to be included by the SEC in the Proxy Statement.  The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after filing.  The Company shall as promptly as practicable thereafter mail the Proxy Statement to its stockholders.  In furtherance of the foregoing, the Company shall respond promptly to any comments with respect to the Proxy Statement.  No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon.  If at any time after the date the Proxy Statement is mailed to the Company’s stockholders and prior to the Special Meeting any information relating to the Company, Parent, Merger Sub or any of their respective affiliates, officers or directors, should be discovered by the Company, Parent or Merger Sub which is required to be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

(b)       All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form in all material respects with applicable requirements of the Exchange Act.  The Company shall notify Parent promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the Merger.

(c)       The Company, acting through the Company Board, shall, in accordance with its certificate of incorporation and bylaws and with applicable Law, promptly and duly call, give notice of, convene and hold, as soon as practicable, and in no event later than 45 days after the date the Company begins mailing the Proxy Statement to its stockholders, a special meeting of its stockholders for the sole purpose of considering and taking action upon this Agreement (the “Special Meeting”), and shall, except as otherwise provided in Section 5.3(e) or Section 5.3(f) (and in compliance therewith), (i) recommend adoption of this Agreement by the Company’s stockholders and include in the Proxy Statement such recommendation and (ii) use its reasonable best efforts to solicit and obtain such adoption.  Notwithstanding any Adverse Recommendation Change in accordance with Section 5.3(e) or Section 5.3(f) or the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal, or any other fact or circumstance (except for the termination of this Agreement pursuant to Section 7.1), this Agreement shall be submitted to the stockholders of the Company at the Special Meeting for the purpose of adopting this Agreement.  At any such Special Meeting following any such withdrawal, amendment or modification of the Board’s recommendation of this Agreement, the Company may submit this Agreement to its stockholders without a recommendation or with a negative recommendation (although the approval of this Agreement by the Board may not be rescinded or amended), in which event the Board may, subject to Section 5.3(e) or Section 5.3(f), communicate the basis for its lack of a recommendation or negative recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto.

5.7           Notification of Certain Matters.

The Company shall give prompt notice to Parent of  any fact, event or circumstance as to which the Company obtains knowledge that would be reasonably likely to result in a failure of a condition set forth in Sections 6.3(a) or 6.3(b).  Parent shall give prompt notice to the Company of any fact, event or circumstance as to which Parent obtains knowledge that would be reasonably likely to result in a failure of a condition set forth in Sections 6.2(a) or 6.2(b).  Notwithstanding the foregoing, no such notification provided under this Section 5.7 shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.8           Directors’ and Officers’ Insurance and Indemnification.

(a)       Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or bylaws or other organizational documents or in any agreement to which the Company or any of its Subsidiaries is a party, shall survive the Merger and shall continue in full force and effect. For a period of six years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificate of incorporation and bylaws or similar organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”) pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b)       Prior to the Closing, the Company shall purchase, and after the Effective Time the Surviving Corporation shall maintain, directors’ and officers’ liability insurance covering, for a period of six years after the Effective Time, the directors and officers of the Company and its Subsidiaries who are currently covered by the Company’s existing directors’ and officers’ liability insurance with respect to claims arising from facts or events that occurred before the Effective Time, on terms and conditions no less favorable to such directors and officers than those in effect on the date of this Agreement; provided, however, that, notwithstanding the foregoing, the Surviving Corporation shall not be required to maintain directors’ and officers’ liability insurance policies having aggregate annual premiums in excess of 250% of the per annum rate of premium currently paid by the Company and its Subsidiaries for such insurance on the date of this Agreement and in the event the cost of such coverage shall exceed that amount, the Surviving Corporation shall purchase as much coverage as possible for such amount; provided further, however, that in lieu of the foregoing insurance coverage, Parent may direct the Company to purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which the Surviving Corporation would be permitted to spend during the six-year period provided for in this Section 5.8(b), that provides coverage no less favorable than the coverage described above.

(c)       In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the

Surviving Corporation or the purchaser of its assets and properties shall assume the obligations set forth in this Section 5.8.

5.9           Publicity.

Neither the Company, Parent, Merger Sub nor any of their respective affiliates shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other transactions contemplated hereby without the prior consultation of the other party (including giving the other party a reasonable opportunity to review and comment on such publication or the subject matter of such conferences, calls or meetings), except as may be required by Law or by any listing agreement with a national securities exchange if all reasonable efforts have been made to consult with the other party.  In addition, the Company shall, to the extent reasonably practicable, consult with Parent regarding the form and content of any public disclosure of any material developments or matters involving the Company, including earnings releases, reasonably in advance of publication or release.

5.10         Repayment of Indebtedness.

(a)       At or immediately prior to the Effective Time, the Company shall use reasonable best efforts to deliver to Parent copies of a payoff letter (subject to delivery of funds as arranged by Parent), in commercially reasonable form, from the administrative agent under the Company Credit Agreement (the “Administrative Agent”), and shall make arrangements for the release of all liens and other security over the Company’s and its Subsidiaries’ properties and assets securing its obligations under the Company Credit Agreement, together with the return of any collateral in the possession of the Administrative Agent, at or as soon as practicable following the Effective Time (subject to delivery of funds as arranged by Parent).

(b)       Subject to the Company’s compliance with Section 5.10(a), at or immediately prior to the Effective Time, Parent shall arrange for delivery of funds to the Administrative Agent sufficient to satisfy all obligations of the Company and each of its Subsidiaries under the Company Credit Agreement for loans, extensions of credit, fees and expenses and any other amounts owed under the Company Credit Agreement as of the Effective Time other than any letters of credit with respect to which alternative collateral has been provided.

(c)       The Company hereby consents to Parent’s use of and reliance on any audited or unaudited financial statements, including the financial statements of the Company included in the SEC Documents, relating to the Company and its Subsidiaries reasonably requested by Parent to be used in any financing or other activities of Parent and its Subsidiaries, including any filings that Parent and its Subsidiaries desire to make with the SEC.

5.11         Takeover Statute.

If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

5.12         Employee Benefits.

(a)       As used in this Section 5.12 the term “Continuing Employees” shall mean employees of the Company or any of its Subsidiaries immediately prior to the Effective Time who are employed by the Surviving Corporation or its Subsidiaries immediately after the Effective Time.

(b)       Parent shall deem, and shall cause the Surviving Corporation and Parent’s other Subsidiaries to deem, Prior Service to have been employment and service with Parent, the Surviving Corporation or applicable Subsidiary for benefit plan eligibility, vesting and accrual purposes for such employee benefit plans, programs, policies or arrangements maintained by Parent or a Subsidiary of Parent primarily for the benefit of its employees for which the Continuing Employees are eligible to the extent service with Parent, the Surviving Corporation or applicable Subsidiary is recognized under any such plan, program, policy or arrangement, provided that such service credit does not result in a duplication of benefits. For purposes of this Section 5.12(b), “Prior Service” shall mean (i) the period of employment with the Company and any of its Subsidiaries (and with predecessor employers with respect to which the Company or its Subsidiaries shall have granted service credit), and (ii) the period of uninterrupted employment with Parent, any Subsidiary of Parent and any predecessor of any such entity if such employment ended immediately prior to employment by the Company or a Subsidiary.

(c)           Continuing Employees shall be eligible to receive benefits and enroll in Parent’s employee benefit plans (“Parent Plans”) on a basis consistent with Parent’s applicable human resources policies.  Such benefits and Parent Plans shall provide substantially the same benefits in the aggregate as those provided to similarly situated employees of Parent from time to time.  Until such time that the Continuing Employees are provided benefits by Parent, Parent shall cause the Surviving Corporation to continue to maintain each Company Plan in such form as in effect as of the date of this Agreement. Each Continuing Employee who continues as an employee of the Surviving Corporation shall be eligible to continue to participate in the Company Plans in the same manner and to the same extent as such Continuing Employee participated immediately prior to the Effective Time until such Continuing Employee’s enrollment in the Parent Plans.  Upon enrollment in the Parent Plans, Parent shall cause (i) the waiver of all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any welfare benefit plans that such employees may be eligible to participate in on or after Closing, other than limitations or waiting periods that are already in effect with respect to such employees under the Company Plans and that have not been satisfied as of the date of enrollment in the Parent Plans, and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the date of enrollment in the Parent

Plans for purposes of satisfying any applicable deductible or out of pocket requirements under the Parent Plans for the year in which the Continuing Employee becomes eligible to participate in the Parent Plans.

(d)           Notwithstanding the foregoing, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Company Plan or other employee benefit plan or arrangement. In the event that (i) a party other than the Parent, the Company or any of their Subsidiaries makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any Company Plan or other employee benefit plan or arrangement, and (ii) such provision is deemed to be an amendment to such Company Plan or other employee benefit plan or arrangement even though not explicitly designated as such in this Agreement, then such provision shall lapse retroactively and shall have no amendatory effect.

ARTICLE VI

CONDITIONS

6.1           Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable Law):

(a)       This Agreement shall have been adopted by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock;

(b)       No statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Entity of competent jurisdiction which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the Merger or makes the Merger illegal;

(c)       Other than filing the Certificate of Merger in accordance with the DGCL, all authorizations, consents and approvals of all Governmental Entities required to be obtained prior to consummation of the Merger shall have been obtained, except for such authorizations, consents, and approvals the failure of which to be obtained individually or in the aggregate would not have or result in, a Company Material Adverse Effect or a Parent Material Adverse Effect.

6.2           Conditions to the Obligation of the Company to Effect the Merger.

The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)       The representations and warranties of each of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate does not have, and is not reasonably likely to have or result in, a Parent Material Adverse Effect.  The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect; and

(b)       Each of Parent and Merger Sub shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms of this Agreement, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent to such effect.

6.3           Conditions to Obligations of Parent and Merger Sub to Effect the Merger.

The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)       (i) The representations and warranties of the Company set forth in Sections 3.2 and 3.3 shall be true and correct in all respects (except in the case of Section 3.2(a) for such inaccuracies as are de minimis in the aggregate) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (ii) the representations and warranties of the Company set forth in this Agreement (other than the representations and warranties described in clause (i) above) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein, except, for the avoidance of doubt, Section 3.7) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein, except, for the avoidance of doubt, Section 3.7) individually or in the aggregate does not have, and is not reasonably likely to have or result in, a Company Material Adverse Effect.  Parent and Merger Sub shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect;

(b)       The Company shall have performed in all material respects each of its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms of this Agreement, and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer to such effect;

(c)       There shall not be pending any suit, action or proceeding by any Governmental Entity seeking to (i) prohibit or limit in any material respect the ownership or operation by the Company, Parent, Merger Sub, the Surviving Corporation or any of their respective affiliates of a substantial portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or to require any such Person to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, as a result of the Merger or any of the other transactions contemplated hereby or (ii) restrain, preclude, enjoin or prohibit the Merger or any of the other transactions contemplated hereby; and

(d)       There shall not have been and be continuing a Company Material Adverse Effect.

ARTICLE VII

TERMINATION

7.1           Termination.

Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after stockholder adoption of this Agreement:

(a)       By the mutual consent of Parent and the Company in a written instrument;

(b)       By either the Company or Parent upon written notice to the other, if:

(i)        the Merger shall not have been consummated on or before December 31, 2012, or such later date, if any, as Parent and the Company agree upon in writing (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(ii)       any Governmental Entity shall have issued a statute, rule, order, decree or regulation or taken any other action (which statute, rule, order, decree, regulation or other action the parties hereto shall have used their commercially reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting consummation of the Merger or making the Merger illegal and such statute, rule, order, decree, regulation or other action shall have become final and non-appealable (provided that the right to terminate pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of or resulted in such action or who is then in material breach of Section 5.5);

(iii)            the stockholders of the Company fail to adopt this Agreement by the Company Required Vote at the Special Meeting (including any postponement or adjournment thereof);

(iv)           there shall have been a breach of or any inaccuracy in any of the representations or warranties set forth in this Agreement on the part of any of the other parties, which breach is not cured within 30 days following receipt by the breaching party of written notice of such breach from the terminating party, or which breach, by its nature, cannot be cured prior to the Closing (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein); provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(iv) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 6.3(a) (in the case of a breach of representation or warranty by the Company) or Section 6.2(a) (in the case of a breach of representation or warranty by Parent or Merger Sub); or

(v)              there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of any of the other parties, which breach shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the terminating party, or which breach, by its nature, cannot be cured prior to the Closing (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(c)               By Parent, upon written notice to the Company, if

(i)                  the Company, or the Company Board, as the case may be, shall have (A) entered into any agreement with respect to any Acquisition Proposal other than the Merger or an Acceptable Confidentiality Agreement as permitted by Section 5.3; (B) approved or recommended, or, in the case of a committee of the Company Board, proposed to the Company Board to approve or recommend, any Acquisition Proposal other than the Merger; or (C) resolved to do any of the foregoing;

(ii)               an Adverse Recommendation Change shall have occurred or the Company Board or any committee thereof shall have resolved to make an Adverse Recommendation Change;

(iii)            the Company Board shall fail to publicly reaffirm the Company Recommendation within ten (10) Business Days of receipt of Parent’s written request at any time when an Acquisition Proposal shall have been made and not publicly rejected by the Company Board (provided, however, that such ten (10) Business Days period shall be extended for an additional five (5)

Business Days following any material modification to such Acquisition Proposal occurring after the receipt of Parent’s written request);

(iv)           a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of the Company is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by the stockholders of the Company within 10 Business Days after such commencement (including by taking no position with respect to the acceptance of such tender offer or exchange offer by the stockholders of the Company); or

(v)              the Company or any of its Subsidiaries or their respective directors or officers shall have breached in any material respect adverse to Parent any of their respective obligations under Section 5.3; or

(d)              By the Company, upon written notice to Parent, at any time prior to obtaining the Company Required Vote, in order to enter into a definitive agreement with respect to a Superior Proposal, if the Company has complied with its obligations under Section 5.3(e); provided, however, that the Company shall have previously paid or shall concurrently pay to Parent the Termination Fee pursuant to Section 8.1(b).

7.2                                 Effect of Termination.

In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other parties specifying the provision of this Agreement pursuant to which such termination is made, and except as provided in this Section 7.2, this Agreement shall forthwith become null and void after the expiration of any applicable period following such notice.  In the event of such termination, there shall be no liability on the part of Parent, Merger Sub or the Company, except as set forth in Section 8.1 of this Agreement and except with respect to the requirement to comply with the Confidentiality Agreements; provided that nothing herein shall relieve any party from any liability or obligation with respect to any fraud or willful breach of this Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1                                 Fees and Expenses.

(a)               Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, except as provided in Sections 8.1(b) and 8.1(c).

(b)              If this Agreement is terminated by Parent pursuant to Section 7.1(c) or by the Company pursuant to Section 7.1(d), then the Company shall pay to

Parent in immediately available funds a termination fee in an amount equal to the Termination Fee.

(c)               In the event that (i) an Acquisition Proposal has been proposed by any Person (other than Parent and Merger Sub or any of their respective affiliates) or any Person has announced its intention (whether or not conditional) to make an Acquisition Proposal or such intention has otherwise become known to the Company’s directors or officers, or its stockholders generally and (ii) thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) or 7.1(b)(iii), then the Company shall reimburse Parent for all of the Expenses of Parent and Merger Sub.  Furthermore, if (x) the events in clauses (i) and (ii) in the first sentence of this Section 8.1(c) occur and (y) within 365 days after the termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Transaction, or an Acquisition Transaction is consummated, then the Company shall pay Parent the Termination Fee (reduced by the amount of Expenses paid to Parent pursuant to the first sentence of this Section 8.1(c)) upon the first to occur of the events described in clause (y) of this sentence.

(d)              Any payment of the Expenses and the Termination Fee pursuant to Section 8.1(b) shall be made within five Business Days after termination of this Agreement by wire transfer of immediately available funds to an account designated by Parent.  Any payment of the Expenses pursuant to Section 8.1(c) shall be made upon the termination of this Agreement, and any payment of the Termination Fee pursuant to Section 8.1(c) shall be made prior to the first to occur of the execution of a definitive agreement providing for an Acquisition Transaction or the consummation of an Acquisition Transaction.  In circumstances where Section 8.1 requires a reimbursement of Expenses, the Company shall reimburse Parent for the Expenses incurred to the date of termination on the later of (i) the day that is one Business Day after the date of termination and (ii) the day that is one Business Day after the delivery by Parent to the Company of documents reflecting the Expenses incurred.  The Company acknowledges that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated hereby, and that, without these agreements, neither Parent nor Merger Sub would enter into this Agreement; accordingly, if the Company fails promptly to pay or cause to be paid the amounts due pursuant to this Section 8.1, and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the amounts set forth in this Section 8.1, the Company shall pay to Parent and Merger Sub (as the case may be) its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.1 at the prime rate reported in the Wall Street Journal in effect on the date such payment was required to be made.

(e)               For purposes of Sections 8.1(c) and 8.1(d), the term “Acquisition Transaction” shall have the meaning assigned to such term in Section 5.3(f) except that all references to 20% therein shall be deemed to references to 50%.

(f)                 This Section 8.1 shall survive any termination of this Agreement.  In no event shall Parent be entitled to receive under this Article VIII an aggregate amount equal to more than the Termination Fee.

8.2                                 Amendment; Waiver.

(a)               This Agreement may be amended by the parties to this Agreement, by action taken or authorized by their respective boards of directors, at any time prior to the Effective Time; provided, however, that after receipt of the Company Required Vote, if any such amendment shall by applicable Law or in accordance with the rules and regulations of the Nasdaq Stock Market require further approval of the stockholders of the Company, the effectiveness of such amendment shall be subject to the approval of the stockholders of the Company.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b)              At any time prior to the Effective Time, the parties to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto by the other party or (iii) waive compliance with any of the agreements or conditions of the other parties hereto contained herein.  Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time.  Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.  The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at Law or in equity.

8.3                                 Survival.

The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Effective Time shall survive until (but not beyond) the Effective Time.  The covenants and agreements of the parties hereto (including the Surviving Corporation after the Merger) shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period) and the covenants and agreements contained in this Article VIII and Sections 5.9 and 7.2 shall survive the termination of this Agreement.

8.4                                 Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) transmitter’s confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand, (c) the expiration of five Business Days after the day when mailed in the United States by certified or registered mail, postage prepaid, or (d) delivery in Person, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)               if to the Company, to:

CREDO Petroleum Corporation

1801 Broadway, Suite 900

Denver, Colorado 80202

Telephone:  303-297-2200

Facsimile:  303-297-2204

Attention:  James T. Huffman, Chairman of the Board

with a copy to:

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, CO 80202

Telephone:  303-892-9400

Facsimile:  303-893-1379

Attention:  Kristin L. Lentz

and

(b)              if to Parent or Merger Sub, to:

Forestar Group Inc.

6300 Bee Cave Road, Building Two, Suite 500

Austin, Texas 78746-5149

Telephone:  512-433-5200

Facsimile:  512-433-5203

Attention:  General Counsel

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, District of Columbia 20005

Telephone:  202-371-7000

Facsimile:  202-393-5760

Attention:  Jeremy London

and

Skadden, Arps, Slate, Meagher & Flom LLP

1000 Louisiana Street

Suite 6800

Houston, Texas 77002

Telephone:  713-655-5100

Facsimile:  713-655-5200

Attention:  Frank Ed Bayouth II

8.5                                 Interpretation; Definitions.

When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation”.  The phrase “made available” when used in this Agreement shall mean that the information referred to has been made available to the party to whom such information is to be made available.  The word “affiliates” when used in this Agreement shall have the meaning ascribed to it in Rule 12b-2 under the Exchange Act.  The phrase “beneficial ownership” and words of similar import when used in this Agreement shall have the meaning ascribed to it in Rule 13d-3 under the Exchange Act.  The phrase “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to June 3, 2012.

The following terms have the following definitions:

(a)               “Business Day” means any day other than Saturday and Sunday and any day on which banks are not required or authorized to close in the State of Delaware or New York.

(b)              “Capital Stock” means (a) in the case of a corporation, corporate stock; (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (c) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

(c)               “Company Confidentiality Agreement” means the certain confidentiality agreement, dated as of April 16, 2012, by and between Parent and the Company.

(d)              “Company Credit Agreement” means the certain credit agreement, dated as of February 16, 2012, by and between the Company, United Oil Corporation, a wholly-owned Subsidiary of Parent, and BOKF, N.A., d/b/a Bank of Oklahoma, as the same may be amended or modified from time to time.

(e)               “Company Material Adverse Effect” means (A) any fact, circumstance, event, change, development, effect or occurrence that, individually or in the aggregate with other facts, circumstances, events, changes, developments, effects or occurrences, is materially adverse to the business, assets, properties, liabilities, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole and (B) any fact, circumstance, event, change, development, effect or occurrence that, individually or in the aggregate with other facts, circumstances, events, changes, developments, effects or occurrences, materially impairs the ability of the Company and its Subsidiaries to consummate the transactions contemplated hereby, or prevents or materially delays or materially impairs the ability of the Company or its Subsidiaries to perform its obligations hereunder or to consummate the Merger or the other transactions contemplated hereby, but shall not include (i) facts, circumstances, events, changes, developments, effects or occurrences generally affecting the industries in which the Company and its Subsidiaries operate or general economic conditions (including changes in commodity prices, including but not limited to changes in the prices of crude oil, natural gas or natural gas liquids or other Hydrocarbon products) in either case except to the extent the Company and its Subsidiaries are disproportionately affected thereby relative to others in the industry in which the Company and its Subsidiaries operate, (ii) facts, circumstances, events, changes, developments, effects or occurrences to the extent directly resulting from the announcement of the execution of this Agreement or the pendency of the transactions contemplated hereby, (iii) fluctuations in the price or trading volume of the common shares of the Company; provided, that the exception in this clause (iii) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, development, effect or occurrence underlying such fluctuation has resulted in, or contributed to, a Company Material Adverse Effect, (iv) facts, circumstances, events, changes, developments, effects or occurrences to the extent resulting from any changes in applicable Law or in GAAP (or the interpretation thereof) after the date hereof, (v) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period or any failure by the Company to meet its internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations; provided, that the exception in this clause (v) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, development, effect or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect, (vi) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events except to the extent the Company and its Subsidiaries are disproportionately affected thereby relative to others in the industry in which they operate, or (vii) acts or omissions by the Company taken with the specific prior written consent of Parent.

(f)                 “Company Oil and Gas Contracts” means all contracts and other agreements, which relate to any of the Company Oil and Gas Properties or the acquisition, exploration, development, extraction, processing or sale of oil, gas and other minerals, including but not limited to, sales, purchase or exchange agreements; operating agreements; exploration agreements; development agreements; farm-out or farm-in agreements; participation agreements; geologic, geophysical or seismic licenses that can be transferred without a fee or penalty; area of mutual interest agreements; drilling contracts, service agreements; gas balancing and deferred production agreements; production sales contracts; division orders; contracts for sale, purchase, exchange, refining or processing of Hydrocarbons;  unitization and pooling designations, declarations, orders and agreements; plant agreements; production handling agreements; pipeline, gathering, transportation, processing and treatment agreements; injection, repressuring and recycling agreements; carbon dioxide purchase or sale agreements; and salt water or other disposal agreements; equipment leases; surface leases, permits, rights-of-ways, licenses, easements and other surface use, damages or rights agreements.

(g)              “Company Oil and Gas Properties” means (i) the Hydrocarbon Interests; (ii) the Company Assets now or hereafter pooled or unitized with the Hydrocarbon Interests; (iii) all presently existing or future unitization, pooling agreements and declarations of pooled units and the units created thereby (including all units created under orders, regulations and rules of any Governmental Entity) that may affect all or any portion of the Hydrocarbon Interests; (iv) the Company Oil and Gas Contracts; (v) all Hydrocarbons in and under and which may be produced and saved or attributable to the Hydrocarbon Interests, including all oil in tanks, and all rents, issues, profits, proceeds, products, revenues and other incomes from or attributable to the Hydrocarbon Interests; (vi) all tenements, hereditaments, appurtenances and Company Assets in any manner appertaining, belonging, affixed or incidental to the Hydrocarbon Interests; and (vii) all Company Assets, rights, titles, interests and estates described or referred to above, including any and all Company Assets, real or personal, now owned or hereafter acquired and situated upon, used, held for use or useful in connection with the operating, working or development of any of such Hydrocarbon Interests or Company Assets (excluding drilling rigs, automotive equipment, rental equipment or other personal Company Assets that may be on such premises for the purpose of drilling a well or for other similar temporary uses) and including any and all oil wells, gas wells, injection wells or other wells, buildings, structures, fuel separators, liquid extraction plants, plant compressors, pumps, pumping units, field gathering systems, tanks and tank batteries, fixtures, valves, fittings, machinery and parts, engines, boilers, meters, apparatus, equipment, appliances, tools, implements, cables, wires, towers, casing, tubing and rods, surface leases, rights-of-way, easements and servitudes together with all additions, substitutions, replacements, accessions and attachments to any and all of the foregoing.

(h)              “Confidentiality Agreements” means, collectively, the Company Confidentiality Agreement and the Parent Confidentiality Agreement.

(i)                  “Expenses” means documented out-of-pocket fees and expenses incurred or paid in connection with the negotiation of this Agreement or the consummation of any of the transactions contemplated hereby, including all due diligence and financing costs, commitment and other financing fees, filing fees, printing fees and fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants not to exceed $1,250,000 in the aggregate.

(j)                  “Good and Marketable Title” means title that: (i) is free and clear of all defects, burdens and Liens, except Permitted Liens; (ii) is deducible of record from the records of the applicable county or (A) in the case of federal leases, from the records of the applicable office of the Bureau of Land Management, (B) in the case of Indian Leases and mineral development agreements, from the applicable office of the Bureau of Indian Affairs or applicable tribal records, or (C) in the case of state leases, from the records of the applicable state land office, in the case of each of clauses (A) through (C), to the extent necessary to prevail against competing claims of bona fide purchasers for value without notice; and (iii) as to each Company Oil and Gas Property listed in the Company Reserve Reports or in Section 8.5(q) of the Company Disclosure Letter, such right, title and interest that (x) entitles the Company or its respective Subsidiary to receive not less than the interest set forth in the Company Reserve Reports as the net revenue interest, or “NRI,” with respect to all of the oil, gas, and other hydrocarbons produced, sold and marketed from or otherwise attributable to each unit or well, as the case may be, identified in the Company Reserve Reports or Section 8.5(q) of the Company Disclosure Letter, as the case may be, and (y) obligates the Company or its respective Subsidiary to pay costs and expenses attributable to the operation and development of such unit or well in an amount not greater than the working interest, or “WI,” set forth in the Company Reserve Reports or Section 8.5(q) of the Company Disclosure Letter, as the case may be, other than increases in any such working interest that have a corresponding increase in the applicable net revenue interest.

(k)               “Hydrocarbon Interests” means all rights, titles, interests and estates of the Company or any of its Subsidiaries now or hereafter acquired in and to oil and gas leases, oil, gas and mineral leases, or other liquid or gaseous hydrocarbon leases, mineral fee interests, overriding royalty and royalty interests, net profit interests and production payment interests, including any reserved or residual interests of whatever nature.

(l)                  “Hydrocarbons” means oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all products refined or separated therefrom.

(m)            “Intellectual Property” means all intellectual property and industrial property rights of every kind and description, including all United States and foreign: patents, patent applications and invention disclosures (including all continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions); trademarks, service marks, trade dress, names, trade names, logos, Internet domain names and other similar designations of source or origin, together with all goodwill symbolized by any of the foregoing; copyrights and copyrightable subject matter; rights in computer programs, algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation related to the foregoing; trade secrets and all other confidential or proprietary information, ideas, know-how, inventions, processes, formulae, models and methodologies (“Trade Secrets”); rights of publicity or privacy and rights to personal information; and all applications and registrations of the foregoing.

(n)              “knowledge” means with respect to the Company, the actual knowledge of the individuals listed on Section 8.5(n) of the Company Disclosure Letter, after reasonable inquiry.

(o)              “Liens” means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, negotiation or refusal, proxy, lien, charge or other restriction or limitation of any nature whatsoever.

(p)              “Litigation” means any action, claim, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal or regulatory, in law or in equity, by or before any Governmental Entity or arbitrator (including worker’s compensation claims).

(q)              “Net Revenue Interest” means an interest in receiving a share of the oil, gas and other associated substances produced, saved and marketed from any lease, unit or well throughout the duration of the productive life of such lease, unit or well, after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests, production payments or other similar burdens on or measured by production of oil and gas.  For each Company Oil and Gas Property, the Net Revenue Interest is as set forth in the Company’s Reserve Report dated as of October 31, 2011 or, with respect to any material Company Oil and Gas Property acquired after October 31, 2011, as set forth on Section 8.5(q) of the Company Disclosure Letter.

(r)                 “Parent Confidentiality Agreement” means the certain confidentiality agreement, dated as of March 12, 2012, by and between Parent and the Company, as amended by the final paragraph of the Company Confidentiality Agreement.

(s)               “Parent Material Adverse Effect” means any fact, circumstance, event, change, development, effect or occurrence that, individually or in the aggregate with other facts, circumstances, events, changes, developments, effects or occurrences, materially impairs the ability of Parent and its Subsidiaries to consummate the transactions contemplated hereby, or prevents or materially delays or materially impairs the ability of Parent or its Subsidiaries to perform its obligations hereunder or to consummate the Merger or the other transactions contemplated hereby.

(t)                 “Permitted Liens” means (i) Liens reserved against or identified in the Company Balance Sheet, to the extent so reserved or reflected or described in the notes thereto; (ii) Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the Company’s books in accordance with GAAP; (iii) Liens pursuant to the Company Credit Agreement; (iv) consents to assignment and similar contractual provisions affecting such property or asset with respect to which consents are obtained from appropriate parties, or, in the case of consents of Governmental Entities, if such consents are customarily obtained subsequent to a sale or conveyance; (v) preferential rights to purchase and similar contractual provisions affecting such property or asset with respect to which waivers are obtained from the appropriate parties or the appropriate time period has expired without an exercise of the rights; (vi) rights reserved to or vested in a Governmental Entity having jurisdiction to control or regulate such property or asset in any manner whatsoever and all laws of such Governmental Entities; (vii) easements, rights-of-way, permits, licenses, servitudes, surface leases, sub-surface leases, grazing rights, logging rights, ponds, lakes, waterways, canals, ditches, reservoirs, equipment, pipelines, utility lines, railways, streets, roads and structures on, over or through such asset that do not materially affect or impair the ownership, use or operation of such property or asset; (viii) liens of operators relating to obligations not yet delinquent; (ix) any (A) undetermined or inchoate liens or charges constituting or securing the payment of expenses that were incurred incidental to maintenance, development, production or operation of such property or asset or for the purpose of developing, producing or processing Hydrocarbons therefrom or therein, and (B) statutory materialman’s, mechanics’, repairmans’, employees’, contractors’ or other similar liens or charges relating to obligations not yet delinquent; (x) the terms and conditions of the instruments creating such property or asset (including all oil and gas leases) and all lessors’ royalties, overriding royalties, net profits interests, carried interests, production payments, reversionary interests and other burdens on or deductions from the proceeds of production (in each case) that do not operate to reduce the Net Revenue Interest of the Company or its Subsidiaries for such property or asset (if any) or increase the Working Interest  of the Company or its Subsidiaries for such property or asset, without a corresponding increase in the corresponding Net Revenue Interest of the Company or its Subsidiaries; (xi) defects and irregularities that are not reasonably likely, individually or in the aggregate, to result in a Company Material Adverse Effect; (xii) the Company Oil and Gas Contracts, (in each case) to the extent the same are ordinary and customary to the oil, gas and other mineral exploration, development, processing or extraction business; (xiii) all defects and irregularities affecting such property or asset that do not operate to reduce the Net Revenue Interest of the Company or its Subsidiaries for such property or asset (if any) or increase the Working Interest of the Company or its Subsidiaries for such property or asset (if any), without a corresponding increase in the corresponding Net Revenue Interest of the Company or its Subsidiaries, and do not otherwise interfere materially with the operation, value or use of such property or asset; and (xiv) those Liens that, individually or in the aggregate with all other Permitted Liens, do not and will not materially interfere with the use or value of the properties or assets of the Company and its Subsidiaries taken as a whole as currently used, or otherwise have or result in, a Company Material Adverse Effect.

(u)     “Person” means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, unincorporated entity or Governmental Entity.

(v)     “Qualified Go-Shop Bidder” means any Person or group (including any Person who becomes part of the group after the No-Shop Period Start Date)

from whom the Company or any of its Representatives receives an Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date that the Company Board determines, prior to the No-Shop Period Start Date, in good faith, after consultation with the Company’s financial and legal advisors, constitutes, or is reasonably expected to lead to, a Superior Proposal.

(w)    “Subsidiary” means with respect to any Person (a) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, limited liability company, association or other business entity is at the time owned or controlled, directly or indirectly, by that person or one or more of the other Subsidiaries of that person (or a combination thereof); and (b) any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(x)     “Termination Fee” means an amount, in cash, equal to $5,200,000, except the Termination Fee means $3,000,000 (A) if, prior to the No-Shop Period Start Date, this Agreement is terminated by the Company pursuant to Section 7.1(d) or Parent pursuant to Section 7.1(c)(i), (ii), (iii) or (iv) (in the case of a termination pursuant to Section 7.1(c)(ii), only in connection with an Adverse Recommendation Change pursuant to Section 5.3(e)) or (B) if, after commencement of the No-Shop Period Start Date and prior to 11:59 P.M. (New York City time) on the Cutoff Date, this Agreement is terminated by the Company pursuant to Section 7.1(d) or Parent pursuant to Section 7.1(c)(i), (ii), (iii) or (iv) (in the case of a termination pursuant to Section 7.1(c)(ii), only in connection with an Adverse Recommendation Change pursuant to Section 5.3(e)), and in any case described in this clause (B) such termination is in connection with an Acquisition Proposal made by a Qualified Go-Shop Bidder.

(y)     “Working Interest” means the percentage of the costs and expenses for the maintenance, development, operation and production relating to any lease, unit or well throughout the duration of the productive life of such lease, unit or well. For each Company Oil and Gas Property, the Working Interest is as set forth in the Company’s Reserve Report dated as of October 31, 2011 or, with respect to any Company Oil and Gas Property acquired after October 31, 2011, as set forth on Section 8.5(q) of the Company Disclosure Letter.

8.6           Headings.

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7           Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

8.8           Entire Agreement.

This Agreement and the Confidentiality Agreements constitute the entire agreement, and supersede all prior agreements and understandings (written and oral), among the parties with respect to the subject matter of this Agreement.

8.9           Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

8.10         Governing Law.

This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

8.11         Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided that each of Parent and Merger Sub may assign this Agreement to any of its Subsidiaries, or to any lender to each of Parent and Merger Sub or any Subsidiary or affiliate thereof as security for obligations to such lender, and provided, further, that no assignment to any such lender shall in any way affect Parent’s or Merger Sub’s obligations or liabilities under this Agreement.  Without limiting the foregoing, no direct or indirect holder of any equity interests or securities of any party to this Agreement (whether such holder is a limited or general partner, member, stockholder or otherwise), nor any affiliate of any party to this Agreement, nor any director, officer, employee, representative, agent or other controlling Person of each of the parties to this Agreement and their respective affiliates shall have any liability or obligation arising under this Agreement or the transactions contemplated hereby.

8.12         Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party to this Agreement and their permitted assignees, and (other than Sections 5.8 and 8.11) nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

8.13         Jurisdiction; Specific Enforcement.

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, in addition to any other remedy that may be available to it at law or in equity or under this Agreement, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.13 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.  In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.13, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

8.14         WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

******

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

FORESTAR GROUP INC.

By:	/s/ James M. DeCosmo
	Name:	James M. DeCosmo
	Title:	President and Chief Executive Officer

LONGHORN ACQUISITION INC.

By:	/s/ James M. DeCosmo
	Name:	James M. DeCosmo
	Title:	President and Chief Executive Officer

CREDO PETROLEUM CORPORATION

By:	/s/ James T. Huffman
	Name:	James T. Huffman
	Title:	Chairman of the Board

[Signature Page to Agreement and Plan of Merger]

Schedule A

Signatories to Voting Agreement

James T. Huffman

RCH Energy Opportunity Fund III, LP

RCH Energy SSI Fund, LP

Exhibit A

Voting Agreement